SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH January 14, 2008

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FEDERAL PUBLIC SERVICE
CVM - COMISSÃO DE VALORES MOBILIÁRIOS (SECURITIES COMMISSION)	Corporate Law
ITR - QUARTERLY INFORMATION	Date: September 30, 2007
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

REGISTRATION AT THE CVM DOES NOT REQUIRE ANY EVALUATION ON THE COMPANY, BEING ITS DIRECTOR RESPONSIBLE FOR THE VERACITY OF THIS INFORMATION

01.01 - IDENTIFICATION

1 - CVM CODE 01131-2	2 - COMPANY NAME BRASIL TELECOM S.A.	3 - CORPORATE TAXPAYER ID (CNPJ) 76.535.764/0001-43
4 - NIRE 5.330.000.622.9

01.02 - ADRESS OF COMPANY’S HEADQUARTERS

1 - COMPLETE ADDRESS SIA/SUL - LOTE D - BL B - 1° ANDAR				2 - DISTRICT SIA
3 - ZIP code 71215-000	4 - CITY BRASÍLIA			5 - STATE DF
6 - AREA CODE (DDD) 61	7 - TELEPHONE 3415-1010	8 - TELEPHONE 3415-1256	9 - TELEPHONE 3415-1119	10 - TELEX
11 - AREA CODE (DDD) 61	12 - FAX 3415-1593	13 - FAX 3415-1315	14 – FAX -
15 - E-MAIL ri@brasiltelecom.com.br

01.03 - INVESTORS RELATIONS OFFICER (Adress for correspondence to Company)

1 - NAME PAULO NARCÉLIO SIMÕES AMARAL
2 - COMPLETE ADDRESS SIA/SUL - LOTE D - BL A - 2° ANDAR				3 - DISTRICT SIA
4 - ZIP code 71215-000	5 - CITY BRASÍLIA			6 - STATE DF
7 - AREA CODE (DDD) 61	3 - TELEPHONE 3415-1010	9 - TELEPHONE 3415-1140	10 – TELEPHONE -	11 - TELEX
12 - AREA CODE (DDD) 61	13 - FAX 3415-1593	14 - FAX -	15 – FAX -
16 - E-MAIL ri@brasiltelecom.com.br

01.04 - REFERENCE / AUDITOR

ACCOUNTING PERIOD IN PROGRESS		CURRENT QUARTER			PREVIOUS QUARTER
1 - START	2 - END	3 - NUMBER	4 - START	5 - END	6 - NUMBER	7 - START	8 - END
01/01/2007	12/31/2007	3	07/01/2007	09/30/2007	2	04/01/2007	06/30/2007
9 - AUDITOR NAME/COMPANY NAME Deloitte Touche Tohmatsu Auditores Independentes						10 - CVM CODE 00385-9
11 - NAME OF THE TECHNICAL RESPONSIBLE Marco Antonio Brandão Simurro						12 - INDIVIDUAL TAXPAYER ID (CPF) OF THE TECH. RESPONSIBLE 755.400.708-44

Page: 1

01.05 - COMPOSITION OF ISSUED CAPITAL

Number of Shares (Units)	1 - CURRENT QUARTER 09/30/2007	2 - PREVIOUS QUARTER 06/30/2007	3 - EQUAL PREVIOUS QUARTER e.g. 09/30/2006
Issued Capital
1 - Common shares	249,597,049	249,597,049	249,597,049,542
2 - Preferred shares	311,353,240	311,353,240	311,353,240,857
3 - Total	560,950,289	560,950,289	560,950,290,399
Treasury Shares
4 - Common shares	0	0	0
5 - Preferred shares	13,678,100	13,678,100	13,678,100,000
6 - Total	13,678,100	13,678,100	13,678,100,000

01.06 - COMPANY’S CHARACTERISTICS

1 - COMPANY TYPE Trade, Industrial and Other Companies
2 - SITUATION TYPE Operational
3 - SHAREHOLDING NATURE Private Brazilian
4 - ACTIVITY CODE 1130 - Telecommunications
5 - MAIN ACTIVITY Operation of Public Switched Telephone Service
6 - CONSOLIDATED TYPE Total
7 - AUDITORS’ REPORT TYPE No Exceptions

01.07 - SUBSIDIARIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS

1 ITEM	2 - CNPJ	3 - COMPANY NAME

01.08 - DIVIDENDS APROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - APPROVAL	4 - INCOME	5 - PAYM. START	6 - SHARE TYPE AND CLASS	7 - INCOME VALUE PER SHARE

Page: 2

01.09 - ISSUED CAPITAL AND CHANGES IN CURRENT YEAR

1- ITEM	2 - CHANGE DATE	3 - CAPITAL STOCK VALUE (R$ 1,000)	4 - CHANGE VALUE (R$ 1,000)	5 - CHANGE ORIGIN	7 - NUMBER OF SHARES ISSUED (Units)	8 - SHARE PRICE UPON ISSUANCE (Reais)

01.10 - INVESTOR RELATIONS OFFICER

1 - DATE 10/18/2007	2 - SIGNATURE

Page: 3

02.01 - BALANCE SHEET - ASSETS (IN THOUSAND OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - 09/30/2007	4 - 06/30/2007
1	Total Assets	14,005,987	13,799,911
1.01	Current Assets	3,475,698	3,553,471
1.01.01	Cash and Cash Equivalentes	61,331	207,793
1.01.01.01	Cash and Banks Accounts	49,718	52,654
1.01.01.02	High-Liquidity Investments	11,613	155,139
1.01.02	Credits	2,000,963	1,913,610
1.01.02.01	Clients	2,000,963	1,913,610
1.01.02.02	Sundry Credits	0	0
1.01.03	Inventories	4,872	4,370
1.01.04	Others	1,408,532	1,427,698
1.01.04.01	Loans and Financing	1,621	1,409
1.01.04.02	Deferred and Recoverable Taxes	775,338	841,269
1.01.04.03	Judicial Deposits	298,501	217,899
1.01.04.04	Temporary Investments	205,205	200,752
1.01.04.05	Other Assets	127,867	166,369
1.02	Non-Current Assets	10,530,289	10,246,440
1.02.01	Long-Term Assets	1,638,047	1,351,494
1.02.01.01	Sundry Credits	0	0
1.02.01.02	Credits with Related Parties	0	0
1.02.01.02.01	From Direct and Indirect Associated Companies	0	0
1.02.01.02.02	From Subsidiaries	0	0
1.02.01.02.03	From Other Related Parties	0	0
1.02.01.03	Others	1,638,047	1,351,494
1.02.01.03.01	Loans and Financing	6,377	6,642
1.02.01.03.02	Deferred and Recoverable Taxes	711,264	686,787
1.02.01.03.03	Income Securities	872	845
1.02.01.03.04	Judicial Deposits	888,756	629,379
1.02.01.03.05	Other Assets	30,778	27,841
1.02.02	Permanent Assets	8,892,242	8,894,946
1.02.02.01	Investments	3,907,284	3,672,484
1.02.02.01.01	Direct and Indirect Associated Companies	4	4
1.02.02.01.02	Direct and Indirect Associated Companies - Goodwill	0	0
1.02.02.01.03	Subsidiaries	3,808,419	3,568,550
1.02.02.01.04	Subsidiaries- Goodwill	34,949	40,468
1.02.02.01.05	Other Investments	63,912	63,462
1.02.02.02	Property, Plant and Equipment	4,422,277	4,658,489
1.02.02.03	Intangible Assets	538,563	544,928
1.02.02.04	Deferred Charges	24,118	19,045

Page: 4

02.02 - BALANCE SHEET - LIABILITIES (IN THOUSAND OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - 09/30/2007	4 - 06/30/2007
2	Total Liabilities	14,005,987	13,799,911
2.01	Current Liabilities	3,437,120	3,385,633
2.01.01	Loans and Financing	612,898	772,769
2.01.02	Debentures	41,195	9,622
2.01.03	Suppliers	1,071,158	1,031,947
2.01.04	Taxes, Duties and Contributions	942,697	848,909
2.01.04.01	Indirect Taxes	645,914	683,685
2.01.04.02	Taxes on Income	296,783	165,224
2.01.05	Dividends Payable	268,449	276,661
2.01.06	Provisions	169,686	173,200
2.01.06.01	Provisions for Contingencies	128,038	135,240
2.01.06.02	Provisions for Pension Funds	41,648	37,960
2.01.07	Debts with Related Parties	0	0
2.01.08	Others	331,037	272,525
2.01.08.01	Payroll and Social Charges	93,498	76,905
2.01.08.02	Consignment in Favor of Third Parties	102,072	102,899
2.01.08.03	Employee Profit Sharing	50,445	32,365
2.01.08.04	Advances from Clients	2,296	1,185
2.01.08.05	Other Liabilities	82,726	59,171
2.02	Non-Current Liabilities	4,691,986	4,740,865
2.02.01	Long-Term Liabilities	4,691,986	4,740,865
2.02.01.01	Loans and Financing	2,255,021	2,421,076
2.02.01.02	Debentures	1,080,000	1,080,000
2.02.01.03	Provisions	1,198,086	1,121,935
2.02.01.03.01	Provisions for Contingencies	635,516	596,442
2.02.01.03.02	Provisions for Pension Fund	552,666	513,185
2.02.01.03.03	Provisions for Losses with Subsidiaries	9,904	12,308
2.02.01.04	Debts with Related Parties	0	0
2.02.01.05	Advance for Future Capital Increase	0	0
2.02.01.06	Others	158,879	117,854
2.02.01.06.01	Suppliers	22,364	23,945
2.02.01.06.02	Indirect Taxes	55,308	25,673
2.02.01.06.03	Taxes on Income	57,405	50,469
2.02.01.06.04	Advances from Clients	5,711	4,013
2.02.01.06.05	Other Liabilities	10,117	5,780
2.02.01.06.06	Funds for Capitalization	7,974	7,974
2.02.02	Deferred Income	0	0
2.04	Shareholders’ Equity	5,876,881	5,673,413
2.04.01	Paid Up Capital Stock	3,470,758	3,470,758
2.04.02	Capital Reserves	1,327,927	1,327,927
2.04.02.01	Goodwill on Share Subscription	358,862	358,862

Page: 5

02.02 - BALANCE SHEET - LIABILITIES (IN THOUSAND OF REAIS)

1 - CODE	2 - DESCRIPTION	3 -09/30/2007	4 -06/30/2007
2.04.02.02	Donations and Fiscal Incentives for Investments	123,558	123,558
2.04.02.03	Interest on Works in Progress	745,756	745,756
2.04.02.04	Special Monetary Correction - Law 8200/91	31,287	31,287
2.04.02.05	Other Capital Reserves	68,464	68,464
2.04.03	Revaluation Reserves	0	0
2.04.03.01	Owned Assets	0	0
2.04.03.02	Subsidiaries/Direct and Indirect Associated Companies	0	0
2.04.04	Profit Reserves	309,291	309,291
2.04.04.01	Legal	309,291	309,291
2.04.04.02	Statutory	0	0
2.04.04.03	Contingencies	0	0
2.04.04.04	Realizable Profits Reserves	0	0
2.04.04.05	Profit Retention	0	0
2.04.04.06	Special Reserve for Undistributed Dividends	0	0
2.04.04.07	Other Profit Reserves	0	0
2.04.05	Retained Earnings/Accumulated Deficit	768,905	565,437
2.04.06	Advance for Future Capital Increase	0	0

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03.01 - STATEMENT OF INCOME (IN THOUSAND OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - 07/01/2007 to 09/30/2007	4 - 01/01/2007 to 09/30/2007	5 - 07/01/2006 to 09/30/2006	6 - 01/01/2006 to 09/30/2006
3.01	Gross Revenue from Sales and/or Services	3,353,952	10,099,265	3,359,275	9,966,011
3.02	Deductions from Gross Revenue	(1,028,186)	(3,073,665)	(1,047,429)	(3,122,954)
3.03	Net Revenue from Sales and/or Services	2,325,766	7,025,600	2,311,846	6,843,057
3.04	Cost of Goods and/or Services Sold	(1,276,497)	(3,971,138)	(1,352,451)	(4,174,350)
3.05	Gross Profit	1,049,269	3,054,462	959,395	2,668,707
3.06	Operating Expenses/Revenues	(722,964)	(2,424,940)	(810,907)	(2,561,095)
3.06.01	Selling Expenses	(191,968)	(660,938)	(228,560)	(752,842)
3.06.02	General and Administrative Expenses	(280,907)	(832,699)	(272,597)	(818,596)
3.06.03	Financial	(80,609)	(517,575)	(133,660)	(547,501)
3.06.03.01	Financial Income	54,811	196,814	99,287	303,072
3.06.03.02	Financial Expenses	(135,420)	(714,389)	(232,947)	(850,573)
3.06.04	Other Operating Income	74,135	298,742	80,221	364,869
3.06.05	Other Operating Expenses	(210,115)	(557,359)	(162,997)	(501,162)
3.06.06	Equity Income	(33,500)	(155,111)	(93,314)	(305,863)
3.07	Operating Income	326,305	629,522	148,488	107,612
3.08	Non-Operating Income	(2,984)	(7,768)	(7,880)	(26,864)
3.08.01	Revenues	4,360	14,440	5,117	24,183
3.08.02	Expenses	(7,344)	(22,208)	(12,997)	(51,047)
3.09	Income Before Tax and Minority Interest	323,321	621,754	140,608	80,748
3.10	Provision for Income and Social Contribution	(130,310)	(280,464)	(73,429)	(94,057)
3.11	Deferred Income Tax	2,732	(435)	(12,466)	(53,883)
3.12	Statutory Interest/Contributions	0	0	0	0
3.12.01	Interests	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interests on Shareholders’ Equity	0	245,000	0	245,000
3.15	Income(Loss) for the Period	195,743	585,855	54,713	177,808

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03.01 - STATEMENT OF INCOME (IN THOUSAND OF REAIS)

1 - CODE	2 - DESCRIPTION	3 – 07/01/07 to 09/30/2007	4 - 01/01/2007 to 09/30/2007	5 – 07/01/06 to 09/30/2006	6 - 01/01/2006 to 09/30/2006
	NUMBER OF OUTSTANDING SHARES, EX-TREASURY (Units)	547,272,189	547,272,189	547,272,190,399	547,272,190,399
	EARNINGS PER SHARE (Reais)	0.35767	1.07050	0.00010	0.00032
	LOSS PER SHARE (Reais)

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FEDERAL PUBLIC SERVICE
CVM - COMISSÃO DE VALORES MOBILIÁRIOS (SECURITIES COMMISSION)
QUARTERLY INFORMATION	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHER	Date: September 30, 2007

01131-2 BRASIL TELECOM S.A.	76.535.764/0001-43

04.01 - NOTES TO FINANCIAL STATEMENTS

NOTES TO THE QUARTERLY INFORMATION AS 09/30/2007

(In thousand of Brazilian Reais)

1. OPERATIONS

BRASIL TELECOM S.A. ("Company") is a concessionaire of the Switched Fixed Telephone Service ("STFC") and operates in the Region II of the General Concession Plan, covering the Brazilian states of Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Goiás, Paraná, Santa Catarina and Rio Grande do Sul, in addition to Distrito Federal. In this area, the Company renders, since July 1998 the STFC in the modalities of local and intra-regional long distance.

With recognition of the prior fulfillment of the obligations for universalization stated in General Plan of Universalization Goals ("PGMU"), required for December 31, 2003, the Company obtained from the National Telecommunications Agency ("ANATEL"), on January 19, 2004, authorizations for the Company to exploit STFC services in the following service modalities: (i) Local and Domestic Long Distance calls in Regions I and III, and Sectors 20, 22 and 25 of Region II of the General Concession Plan ("PGO"); and (ii) International Long Distance calls in Regions I, II and III of PGO. As a result of these authorizations, the Company began to exploit the Domestic and International Long Distance services in all Regions, starting on January 22, 2004. For Local Service in the new regions and PGO sectors, the service offering started on January 19, 2005.

The Company businesses, as well as the rendered services and the charged fees are regulated by Anatel.

The concession agreements in force, under the modalities of local and long distance services, came into force as of January 1, 2006, effective until December 31, 2025. Additional information about these agreements is mentioned in Note 5.i.

Information related to the quality and universalization targets of the Switched Fixed Telephone Service are available to interested parties on ANATEL’s homepage, on the website www. anatel.gov. br.

The Company is a subsidiary of Brasil Telecom Participações S.A. ("BTP"), incorporated on May 22, 1998 as a result of privatization of the Telebrás System.

The Company is registered in the Comissão de Valores Mobiliários (Securities Commission) ("CVM") and Securities and Exchange Commission - SEC – U.S Its shares are traded on the São Paulo Stock Exchange ("BOVESPA"), where it also integrates the Level 1 of Corporate Governance, and trades its American Depositary Receipts ("ADRs")on the New York Stock Exchange ("NYSE").

Subsidiaries

On August 1, 2006, was aproved by the Company’s Board of Directors the corporate reestructuring of its subsidiaries. This reestructuring, whose purpose is to optimize the controlling structure through company reductions, concentration of similar activities, simplification of inter-company corporate interest, began in the second semester of 2006. The alterations carried out in the current year are mentioned in the comments on the Companies’s below, when aplicable. The corporate alterations performed in 2006 and 2007, carried out on the book values, and did not have material effects in the costs structure.

Page: 9

a) 14 Brasil Telecom Celular S.A. ("BrT Celular"): a wholly-owned subsidiary which operates since the fourth quarter of 2004, to provide Personal Mobile Services (“SMP”), with authorization to render such services to the Region II of PGO.

b) BrT Serviços de Internet S.A. ("BrTI"): a wholly-owned subsidiary whose main product is internet broadband services. It also provides both residential and corporateclients with a series of value-added services, among which wireless internet access.

BrTI, on the other hand, has control of the following companies:

(i) iBest Group

iBest has its operations concentrated in providing dialup to the Internet, sale of advertising space for disclosure in its portal and value-added service, and one of its main services is its internet connection speedup device. iBest activities are totally represented by Freelance S.A., established in Brazil. It also has the iBest Holding Corporation, constituted in Cayman Islands, which is not operating and does not have investments in other companies.

(ii) iG Group

iG operates as an internet access provider, both dialup and broadband. It also provides value-added services focused on the residential and corporate markets. In addition, iG also sells advertising space in its portal.

BrTI’s control over the iG Companies is attributed to its 88.81% share in the capital stock of Internet Group (Cayman) Limited ("iG Cayman"), constituted at Cayman Islands.

iG Cayman is a holding which, in its turn, has the control of Internet Group do Brasil S.A. ("iG Brasil") and Central de Serviços Internet Ltda. ("CSI"), both established in Brazil.

Agência O Jornal da Internet Ltda. ("Jornal Internet")

BrTI also keeps the investment of 30% of capital stock in Jornal Internet, which aims at the commercialization of goods and services through the Internet, edition of daily newspapers or magazines, as well as the obtainment, generation and publication of news on selected facts. Seventy percent of the capital stock of Jornal Internet is held by Caio Túlio Vieira Costa, executive vice president of the Company’s subsidiaries related to internet businesses.

c) Brasil Telecom Cabos Submarinos Ltda. ("BrT CS"): this company was subsidiary of BrTI up to January 2, 2007. On such date, BrTI reduced the portion of its capital stock held by the Company, using it to pay up part of the investment reduction in BrT CS, in the amout of R$ 132,678 thousand. Thus, the Company is now the parent company of BrT CS, owning nearly all of the latter’s capital stock. BrTI continued to be the holder of only a quota of the capital stock of BrT CS corresponding to an interest below 0.01% .

BrT CS, jointly with its subsidiaries, operates through a system of submarine fiber optics cables, with connection points in the United States, Bermudas Islands, Venezuela and Brazil, allowing data traffic through packages of integrated services, offered to local and international corporate clients..

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BrT CS holds the entire capital stock of Brasil Telecom Subsea Cable Systems (Bermuda) Ltd. ("BrT SCS Bermuda"), which by its turn, holds all the shares of Brasil Telecom of America Inc. ("BrT of America") and Brasil Telecom de Venezuela, S.A. ("BrT Venezuela").

d) Brasil Telecom Comunicação Multimídia Ltda. ("BrT Multimídia"): the Company held until April 10, 2007, 100% of the MTH Ventures do Brasil Ltda (“MTH”) capital, a holding company that controlled the capital of Brasil Telecom Comunicação Multimídia Ltda, with the Company and BrTI holding the remaining equities. On that date, an Extraordinary General Meeting was conducted, and decided by the incorporation of MTH in the Company, which assessment report for incorporation corresponded to the captions below:

Assets
Current	R$ 37
Non-Current
Permanent
Investments	R$ 141,019
Total Assets	R$ 141,056

Liabilities
Shareholders’ Equity	R$ 141,056
Total Liabilities	R$ 141,056

Today, the Company has equities corresponding to 89.8% of the BrT Multimídia capital stock, with the remaining 10.2% held by BrTI.

BrT Multimídia is a service provider of private telecommunications network through optical fiber digital networks, of local scope in São Paulo, Rio de Janeiro and Belo Horizonte, and long distance network connecting these major metropolitan commercial centers. It performs nationwide through commercial agreements with other telecommunication companies to offer services to other regions in Brazil. It also has an Internet solution center in São Paulo, which offers co-location, hosting and other value-added services..

e) Vant Telecomunicações S.A. ("VANT"): its a company whose total capital stock is practically held by the Company.. BrTI holds only one share of the VANT capital stock, representing less than 0.01% of equity.

VANT aims at the rendering of multimedia communication services, acquisition and onerous assignment of capabilities and other means, operating in the main Brazilian state capitals.

f) Brasil Telecom Call Center S.A. ("BrT Call Center")

Formerly named as Santa Bárbara dos Pinhais S.A., the Company is already operating. Together with the change of its company name, decided in the stockholders meeting carried out on August 21, 2007, its social object has also been changed, and became call center service provisioning to third parties, including client services, active and receptive telemarketing, training, support, consulting services and similar activities, among others.

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Change in the Management

During the third quarter of 2005, there were changes to the management of the Brasil Telecom Participações S.A. and Company. The process of replacing the former managers, formerly related to the manager Opportunity, was litigious, according to various material facts published by the Companies during the 2005 and various lawsuits still in progress, filed by the former manager, aiming at retaking the Companies’ management.

Agreements as of April 28, 2005 under the Previous Management

On April 28, 2005, still under previous management, Brasil Telecom Participações S.A. and Brasil Telecom S.A. entered into various agreements involving the Opportunity Group and Telecom Italia (“April 28 Agreements”).

Among such agreements, Brasil Telecom S.A. and its subsidiary 14 Brasil Telecom Celular S.A. executed with TIM International N.V. (“TIMI”) and TIM Brasil Serviços e Participações S.A. (“TIMB”) an instrument named as “Merger Agreement” and a “Protocol” related thereto.

As mentioned in material facts published, the merger was forbidden by injunctions issued by the Brazilian and U.S. courts. It is also subject-matter of discussion under arbitration involving the controlling shareholders.

The current management of Brasil Telecom Participações S.A. and of the Company understands that the Merger Agreement, the respective Protocol, and other April 28 agreements, which included the waiver and transaction in lawsuits involving the Companies, were entered into with conflict of interests, breaching the laws and the Bylaws of the Companies, and also, in opposition to shareholders’ agreements and without the necessary corporate approvals. In addition, the actual management deems that such agreements are contrary to the best interest of the Companies, especially regarding its mobile telephony business.

Referring to the “Merger Agreement” mentioned in this note, the Company and its subsidiary BrT Celular started on March 15, 2006 arbitration against TIMI and TIMB, with the purpose of annulling it. The Company released a material fact on this matter on March 16, 2006.

TIMI and TIMB sent to the Company and BrT Celular a correspondence dated May 2, 2006, unilaterally terminating the referred “Merger Agreement”, reserving supposed right to indemnification for losses and damages, which is being dealt with in said arbitration. According to analyses of the Company’s legal advisors, the risk of losses referring to the supposed right to indemnification is remote and its amount is not possible to be measured. Also in May 2006, Telecom Italia International filed with Anatel and CADE, petitions requesting to file the operation related to the “Merger Agreement” due to lack of grounds.

2. PRESENTATION OF THE ACCOUNTING STATEMENTS

Preparation Criteria

The accounting statements have been prepared in accordance with accounting practices adopted in Brazil, in compliance with the Brazilian corporate law, rules of the CVM - Comissão de Valores Imobiliários (Securities Commission) and rules applicable to the telephony service concessionaires.

As the Company is registered with the SEC, it is subject to SEC’s standards, and it must prepare accounting statements and other information by using criteria that comply with that agency’s requirements. To comply with these requirements and aiming at meeting the market’s information needs, the Company adopts, as a principle, the disclosure of information in both markets in their respective languages.

The notes to the accounting statements are presented in thousands of reais, unless otherwise demonstrated. According to each situation, they present information related to the Company and the consolidated statements,

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identified as “PARENT COMPANY” and “CONSOLIDATED”, respectively. When the information is common to both situations, it is indicated as “PARENT COMPANY AND CONSOLIDATED”..

The amounts of judicial deposits bound to the provisions for contingencies are presented in a deductive way from the liabilities established. Also referring to the form of presentation, this quarterly information considers the requirements determined by CVM Resolution 488/05, especially, the segregation of assets in current and non-current groups, as well as pertaining to the latter, the creation of intangible assets subgroup. For comparative effect, previous year balances have been reclassified.

The accounting estimates were based on objective and subjective factors, based on management’s judgment to determine the appropriate amount to be recorded in the accounting statements. Significant items subject to these estimates and assumptions include the residual amount of the fixed assets, provisions for doubtful accounts, inventories and deferred income tax and social contribution, provision for contingencies, valuation of derivative instruments, and assets and liabilities related to benefits to employees. The settlement of transactions involving these estimates may result in different amounts due to the inaccuracy inherent to the process of determining these amounts. Management reviews its estimates and assumptions at least quarterly.

Consolidated Accounting Statements

The consolidation was made in accordance with CVM Instruction 247/96 and includes the Company and companies listed in Note 1.

Some of the main consolidation procedures are:

  Elimination of balances of the assets and liabilities accounts among the consolidated companies, as well as revenues and expenses of transactions among them;

  Elimination of balances of the investment accounts and corresponding investor’s shareholdings, reserves and accumulated results in the consolidated companies; and

  Segregation of the portions of shareholders’ equity and income belonging to minority shareholders’ , indicated in specific items.

Supplementary Information

The Company is presenting as supplementary information the statement of cash flows, which was prepared in accordance with Accounting Rules and Procedures - NPC 20 of the Brazilian Institute of Independent Auditors - IBRACON. This statement is shown jointly with Note 17.

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Report per Segment

The Company is presenting, supplementarily to note 41, the report per business segment. A segment is an identifiable component of the company, intended for service rendering (business segment), or provision of products and services which are subject to risks and compensations which are different among themselves.

3. SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

The criteria mentioned in this note refer to practices adopted by the Company and its subsidiaries that are included in the consolidated accounting statements.

a. Cash, Bank Accounts and High-Liquid Investments: Financial investments are temporary high-liquidity investments, with immediate maturity. They are recorded at cost, plus income registered until the closing dates of the quarters presented, and do not exceed market value. Investment funds quotas are appreciated considering the quota values on the quarters closing dates.

b. Trade Accounts Receivable: Receivables from users of telecommunications services are recorded at the amount of the fee or the service on the date the service is rendered. Accounts receivable from services include credits for services rendered and not billed until the quarters closing dates. Receivables resulting from sales of cell phones and accessories are recorded by the amount of sales made, at the moment in which the goods are delivered and accepted by the client. The criterion adopted for making the provisions for doubtful accounts takes into account the calculation of the actual percentage of losses incurred on each range of accounts receivable. Future losses on the current receivables balance are estimated based on these historic percentages, which include accounts coming due and also the portion of services rendered yet to be billed, thus composing the amount that could become a future loss, which is recorded as a provision.

c. Material Inventories: Stated at average acquisition cost, not exceeding replacement cost. Inventories are segregated into inventories for plant expansion and those for maintenance and in relation with the consolidated accounting statements, goods inventories for resale, mainly composed of cell phones, accessories and electronic cards - chips. The inventories to be used in expansion are classified in property, plant and equipment (construction in progress), and inventories to be used in maintenance are classified as current and long-term assets, in accordance with the period in which they will be used, and the resale inventories are classified as current assets. Obsolete inventories are recorded as provisions for losses. With regard to cell phones and accessories, the subsidiary BrT Celular records adjustments, in the cases in which the acquisitions presented higher values conforming them to the realization value.

d. Investments: Investments in subsidiaries are assessed using the equity method of accounting. Goodwill is calculated based on the expectation of future results and its amortization is based on the expected realization/timing over an estimated period of not more than ten years. Other investments are recorded at acquisition cost, less provisions for losses, when applicable. The investments resulting from income tax incentives are recognized on the date of investment, and result in shares of companies with tax incentives or investment fund quotas. In the period between the investment date and receipt of shares or quotas of funds, they remain recognized in long-term assets. These investments are periodically valued and the result of the comparison between its original and market costs, when the latter is lower, results in the constitution of provisions for probable losses.

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e. Property, Plant and Equipment: Stated at cost of acquisition and/or construction, less accumulated depreciation. Financial charges resulting from obligations for financing assets and construction in progress are capitalized.

The expenditures incurred, when they represent improvements (increase in installed capacity or useful life) are capitalized. Maintenance and repair expenditures are charged to the profit and losses accounts, on an accrual basis.

Depreciation is calculated under the straight-line method. Depreciation rates used are based on expected useful lives of the assets and in accordance with the standards of the Public Telecommunications Service. The main rates used are set forth in Note 27.

f. Intangible Assets: These mainly refer to licenses and rights to use software and regulatory licenses. The amortization of rights to use software is calculated by the straight-line method, for a five-year period and the regulatory licenses according to the terms determined by the regulatory agency. When benefits are not expected from a license or right connected to such asset, it is written off against the non-operating income.

g. Deferred Charges: Mainly refer to implementation and reorganization expenses. Amortization is calculated under the straight-line method, for a five-year term. When benefits are not expected from an asset, it is written off against non-operating income.

h. Income and Social Contribution Taxes: Corporate income and social contribution taxes are accounted for on an accrual basis. These taxes levied on temporary differences, tax losses and the social contribution negative basis are recorded under assets or liabilities, as applicable, according to the assumption of realization or future demand, within the parameters set forth in CVM Instruction 371/02.

i. Loans and Financing: These are restated by monetary and/or exchange variations and interest incurred until the quarter closing date. Equal restatement is applied to the guarantee contracts to hedge the debt.

j. Provisions for Contingencies: The contingency provisions are made based on a survey of the respective risks and they are quantified according to economic grounds and legal opinions on the contingency proceedings and facts known on the quarter closing date. The basis and nature of the provisions are described in Note 7.

k. Revenue Recognition: Revenues from services rendered are recognized when provided. Local and long distance calls are charged based on time measurement according to the legislation in force. Revenues from sales of payphone cards (Public Use Telephony - TUP), cell phones and accessories are recorded when delivered and accepted by the clients. For prepaid services linked to mobile telephony, the revenue is recognized in accordance with the utilization of services. Revenue is not recognized if there is a significant uncertainty in its realization.

l. Recognition Expense: Expenses are recognized on an accrual basis, considering their relation with revenue realization. Expenses related to future periods are deferred.

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m. Financial Income (Expenses), Net: Financial income is recognized on an accrual basis and comprises interest earned on overdue accounts settled after the term, gains on financial investments and hedges. Financial expenses comprise interest incurred and other charges on loans, financing and other financial transactions.

Interest on shareholders’ equity, when credited, is included in the financial expenses balance, and for financial statement presentation purposes, the amounts are reversed to profit and loss accounts and reclassified as a deduction of retained earnings, in the shareholders’ equity.

n. Benefits to Employees: Private pension plans and other retirement benefits sponsored by the Company and its subsidiaries for their employees are managed under three foundations. Contributions are determined on an actuarial basis, when applicable, and accounted for on an accrual basis. As of December 31, 2001, the Company recorded its actuarial deficit on the balance sheet date against shareholders’ equity, excluding the corresponding tax effects. As from 2002, as new actuarial revaluations show the necessity for adjustments to the provision, they are recognized in the profit and loss accounts. Additional information on private pension plans is described in Note 6.

o. Profit Sharing: The provision for employees and management profit sharing is recognized on an accrual basis, being accounted as operating expense. The calculation of the amount, which is paid in the subsequent year after the provision is recognized, is based on the target program established with the labor union, by means of collective labor agreement, in accordance with Law 10,101/00 and the Company’s Bylaws.

p. Earnings or loss per share: Calculated based on the number of shares outstanding on the quarter closing date, which comprises the total number of shares issued, minus shares held in treasury.

4. RELATED PARTIES TRANSACTIONS

Related parties transactions refer to operations with Brasil Telecom Participações S.A., the Company’s parent company, and with the subsidiaries mentioned in Note 1.

Operations between related parties and the Company are carried out under regular market prices and conditions. The main transactions are:

Brasil Telecom Participações S.A.

Sureties and Guarantees: (i) The Parent Company renders sureties as guarantee of loans and financing owed by the Company to the lending financial institutions. Until the quarter closing, related to the guarantee benefit, the Company posted expenses in favor of the Parent Company amounting to R$ 2,702 (R$ 2,442 in 2006); and (ii) the Parent Company renders surety for the Company, related to the contracting of insurance policies, guarantee of contractual liabilities (GOC), which amounted to R$ 97,457 (R$ 101,502 on 06/30/07). Up to the quarter, in return to such surety, the Company registered an operating expense of R$ 88 (R$ 198 in 2006).

Revenues and Accounts payable: arising from transactions related to share of resources. The balance payable is R$ 1,052 (R$ 1,287 payable on 06/30/07) and the amounts debited against the result, occurred in 2006, represented operating revenues of R$ 337.

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BrTI

Advances for Future Capital Increase (AFAC): the existing amount for AFAC granted is R$ 6,695 (R$ 6,695 on 06/30/07).

Amounts Receivable, Revenues and Expenses: resulting from transactions related to the utilization of facilities, logistics support and telecommunications services. The balance receivable is R$ 11,171 (R$ 16,417 to receive, on 06/30/07). The values posted against result up to the quarter represented R$ 30,065 of operating income (R$ 19,359 in 2006) and R$ 38 of operating expenses (R$ 17,649 in 2006).

BrT Celular

Amounts Payable, Revenues and Expenses: arising from transactions related to the utilization of facilities, logistics support and telecommunications services. The balance payable is R$ 34,188 (R$ 12,515 to pay, on 06/30/07). The amounts charged to income in the quarter represented R$ 167,272 of operating revenue (R$ 142,273 in 2006) and R$ 321,689 of operating expenses (R$ 266,939 in 2006).

VANT

Accounts Receivable, Revenues and Expenses: arising from transactions related to telecommunications services. The balance receivable is R$ 2,126 (R$ 5,608 to receive, on 03/31/07) and the amounts charges to income in the quarter represented R$ 1,918 of operating revenue (R$ 4,240 in 2006) and R$ 922 of operating expenses (R$ 1,458 in 2006).

Advances for Future Capital Increase: the existing amount for AFAC granted is R$ 9,112 (R$ 5,050 on 06/30/07).

BrT SCS Bermuda

Amounts Payable and Revenues: arising from transactions related to telecommunications services. The balance Payable is R$ 1,932 (R$ 395 to receive, on 06/30/07). The amounts charges to income in the quarter represented R$ 160 of operating revenues (R$ 123 in 2006).

BrT of America

Amounts Payable, Revenues and Expenses: resulting from transactions related to telecommunications services. The balance Payable is R$ 2,434 (R$ 115 to receive on 06/30/07). The amounts charges to income in the quarter represented R$ 64 of operating revenues (R$ 73 in 2006) and R$ 5,094 of operating expenses (R$ 5,115 in 2006).

BrT CS

Amounts Payable and Expenses: resulting from transactions related to telecommunications services; balance payable is R$ 7,610 (R$ 24 to pay, on 06/30/07). The amounts charges to income in the quarter are represented by operating revenue of R$ 10 and operating expenses of R$ 31,206 (R$ 21,843 in 2006).

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Freelance S.A.

Amounts payable, Revenues and Expenses: resulting from transactions related to telecommunications service provisioning. The balance payable is R$ 5,034 (R$ 378 to pay, on 06/30/07). The amounts charges to income in the quarter represented R$ 4,169 of operating revenue (R$ 3,550 in 2006) and R$ 15,848 of operating expenses (R$ 9,781 in 2006).

iG Brasil

Amounts Receivable, Revenues and Expenses: resulting from transactions related to telecommunications service provisioning. The balance receivable is R$ 5,363 (R$ 5,203 to receive, on 06/30/07). The amounts charges to income in the quarter represented R$ 7,651 of operating revenues (R$ 1,455 in 2006) and R$ 3,709 of operating expenses (R$ 1,409 in 2006).

BrT Multimídia

Amounts Payable, Revenues and Expenses: resulting from transactions related to telecommunications services. The balance Payable is R$ 3,953 (R$ 3,093 to receive on 06/30/07). The amounts charges to income in the quarter are represented by R$ 229 of operating revenues (R$ 609 in 2006) and R$ 15,592 of operating expenses (R$ 12,768 in 2006).

Advances for Future Capital Increase: the existing amount for AFAC granted is R$ 27,130 (R$ 23,000 on 06/30/07).

Other Related Parties Transactions

Due to the existence of a common partner in the control chain of the Company and the companies mentioned below, operations among them can be rated, under the terms of the Deliberation CVM 26/86, as “related parties transactions”.

TIM Celular

The Company and TIM Celular companies hold agreements related to the operation of telecommunication services, including the cession of means and co-billing agreements, as well as relations resulting from CSP. The value payable as a result from these transactions is R$ 93,171 (R$ 85,715 to pay, on 06/30/07). The amounts charged to income in the quarter represented R$ 90,903 of operating revenues (R$ 104,728 in 2006) and R$ 412,377 of operating expenses (R$ 392,924 in 2006).

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5. MARKET VALUE OF FINANCIAL ASSETS AND LIABILITIES (FINANCIAL INSTRUMENTS) AND RISK ANALISYS

The Company and its subsidiaries assessed the book value of its assets and liabilities as compared to market or realizable values (fair value), based on information available and evaluation methodologies applicable to each case. The interpretation of market data regarding the choice of methodologies requires considerable judgment and determination of estimates to achieve an amount considered adequate for each case. Accordingly, the estimates presented may not necessarily indicate the amounts, which can be obtained in the current market. The use of different assumptions for calculation of market value or fair value may have material effect on the obtained amounts. The selection of assets and liabilities presented in this note took place based on their materiality. Instruments whose values approximate their fair values, for example, cash, bank accounts and high-liquid investments, accounts receivable, assets and liabilities of taxes, pension funds, among others, and whose risk assessment is not significant, are not mentioned.

In accordance with their natures, the financial instruments may involve known or unknown risks, and the potential of such risks is important for the best judgment. Thus, there may be risks with or without guarantees, depending on circumstantial or legal aspects. Among the principal market risk factors which can affect the Company’s business are the following:

a. Credit Risk

The majority of services provided by the Company are related to the Concession Agreement, and a significant portion of these services is subject to the determination of fees by the regulatory agency. The credit policy, in its turn, in case of telecommunications public services, is subject to legal standards established by the concession authority. The risk exists since the Company may incur losses arising from the difficulty in receiving amounts billed to its clients. The Company’s default up to the quarter was 2.06% (2.54% in 2006), taking into account the accounts receivable total losses in relation to gross revenue. For the Consolidated it was 2.23% (2.60% in 2006). By means of internal controls, the level of accounts receivable is constantly monitored, thus limiting the risk of past due accounts by cutting the access to the service (out phone traffic) if the bill is overdue for over 30 days. Exceptions are made for telephone services, which should be maintained for national security or defense.

The Company operates in co-billing, concerning long distance calls with the use of its CSP (Operator Selection Code) originated by subscribers of other fixed and mobile telephony operators. The co-billing accounts receivable are managed by these operators, based on the operational agreements entered into with them and according to the rules set forth by ANATEL. The blocking rules set forth by the regulating agency are the same for the fixed and mobile telephony companies, which are co-billing suppliers. The Company separately controls receivables of this nature and maintains an allowance for losses that may occur, due to the risks of not receiving such amounts.

Regarding mobile telephony, credit risk in cell phones sales and service rendering in the postpaid category is minimized with the adoption of a credit pre-analysis. Still regarding to postpaid service, whose client base at the end of the quarter was 21.3% of the total portfolio (23.6% in 06/30/07), the accounts receivable are also monitored in order to limit the default rate and blocking the service (out of phone traffic) when the bill is overdue for more than 15 days.

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b. Exchange Rate Risk

Liabilities

The Company has loans and financing contracted in foreign currency. The risk related to these liabilities arises from possible exchange rate fluctuations, which may increase these liabilities balances. Consolidated loans subject to this risk represent approximately 17.7% (18.3% on 06/30/07) of the total liabilities of consolidated loans and financing, minus the contracted hedge balances. In order to minimize this kind of risk, the Company has been entering into exchange hedge agreements with financial institutions. Of the debt installment consolidated in foreign currency, 52.4% (41.0% on 06/30/07) is covered by hedge operations in the exchange rate swap and dollar options mode and financial investments in foreign currency. Unrealized positive and negative effects in these operations are recorded against income as profit or loss.

Net exposure as per book and market values at the exchange rate risk prevailing on the quarter closing date was as follows:

PARENT COMPANY
	09/30/07		06/30/07
	Book Value	Market Value	Book Value	Market Value
Liabilities
Loans & Financing	642,334	669,150	707,525	738,906
Hedge Contracts	380,389	379,869	425,941	425,778
Total	1,022,723	1,049,019	1,133,466	1,164,684
Current	197,019	196,938	207,917	208,893
Long Term	825,704	852,081	925,549	955,791

The method used for calculating the market value (fair value) of swap instruments was future cash flows associated to each instrument contracted, discounted at market rates in force on te closing date of the quarter. For securities negotiable in organized markets, the market (fair) value is equivalent to the value of the last closing quotation available on the closing date of the quarter multiplied by the number of securities in circulation. For contracts in which the current contracting conditions are similar to those in which they have been originated, or that do not present parameters for quotation or contracting, market values are equal to accounting values.

c. Interest Rate Risk

Assets

The Company has loans granted to the phone directory company, with interest indexed to the IGP-DI (a national index price), as well as loans resulting from the sale of property, plant and equipment to other telephony companies, remunerated by IPA-OG/Industrial Products of Column 27 (FGV). The Company also has Bank Deposit Certificates (CDBs) with Banco de Brasília S.A. related to the guarantee to credit benefit granted by the Federal District Government under a program called Programa de Promoção do Desenvolvimento Econômico e Sustentável do Distrito Federal – PRO-DF, (Program to Promote the Economic and Sustained Development of the Federal District), and the remuneration of these securities is equivalent to 95% of the SELIC rate.

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These assets are represented in the balance sheet as follows:

PARENT COMPANY	CONSOLIDATED
	Book and Market Value		Book and Market Value
	09/30/07	06/30/07	09/30/07	06/30/07
Assets
Loans subject to:
IGP-DI	7,757	7,802	7,774	7,819
IPA-OG Column 27 (FGV)	241	249	241	249
Securities subject to:
SELIC rate	872	845	3,604	3,510
Total	8,870	8,896	11,619	11,578
Current	1,621	1,409	1,638	1,426
Long Term	7,249	7,487	9,981	10,152

Liabilities

The Company has loans and financing contracted in Brazilian currency subordinated to interest rates bound to indexing units. TJLP, UMBNDES, CDI and IGP/DI. The risk inherent to these liabilities arises in function of the eventual fluctuations in these rates. The Company has hedge contracts for 5.3% (9.3% on 06/30/07) of the obligations subject to the UMBNDES rate, in the exchange swap mode. However, there is ongoing monitoring on the other market rates, aiming at assessing the eventual contracting of instruments to protect against variation of these rates. Positive or negative effects not realized in these operations are entered in result as gain or loss.

In addition to loans and financing, the Company issued public debentures, non-convertible or exchangeable with shares. This liability has been contracted at interest rate bound to CDI and the risk on this liability arises in function of eventual rate increase.

The above mentioned liabilities on the quarter closing date are as follows:

PARENT COMPANY
	09/30/07		06/30/07
	Book Value	Market Value	Book Value	Market Value
Liabilities
Loans subject to TJLP	1,690,270	1,701,589	1,875,550	1,889,550
Debentures - CDI	1,121,195	1,120,746	1,089,622	1,089,622
Loans subject to UMBNDES	113,524	113,649	134,695	134,747
Hedge on Loans subject to UMBNDES	6,821	6,781	12,436	12,276
Loans subject to IGP/DI	5,791	5,791	5,756	5,756
Other Loans	28,790	28,790	31,942	31,942
Total	2,966,391	2,977,346	3,150,001	3,163,893
Current	457,074	461,287	574,474	579,768
Long Term	2,509,317	2,516,059	2,575,527	2,584,125

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CONSOLIDATED
	09/30/07		06/30/07
	Book Value	Market Value	Book Value	Market Value
Liabilities
Loans subject to TJLP	1,690,270	1,701,589	1,875,550	1,889,550
Debentures - CDI	1,121,195	1,120,746	1,089,622	1,089,622
Loans subject to UMBNDES	113,524	113,649	134,695	134,747
Hedge on Loans subject to UMBNDES	6,821	6,781	12,436	12,276
Loans subject to IGP/DI	25,546	25,546	25,255	25,255
Other Loans	28,790	28,790	31,942	31,942
Total	2,986,146	2,997,101	3,169,500	3,183,392
Current	457,425	461,638	574,705	579,999
Long Term	2,528,721	2,535,463	2,594,795	2,603,393

The method used for calculating the market value (fair value) of swap instruments was future cash flows associated to each instrument contracted, discounted at market rates in force on the closing date of the quarter. For securities negotiable in organized markets, the market (fair) value is equivalent to the value of the last closing quotation available on the closing date of the quarter, multiplied by the number of securities in circulation. For contracts in which the current contracting conditions are similar to those in which they have been originated, or that do not present parameters for quotation or contracting, market values are equal to accounting values.

d. Risk of Not Binding Monetary Restatement Indexes of Loans and Financing to Accounts Receivable

Loan and financing rates contracted by the Company are not boundto amounts of accounts receivable. Thus, a risk exists, since telephony fees adjustments do not necessarily follow increases in local interest rates, which affect the Company’s debts.

e. Contingency Risks

Contingency risks are assessed according to loss hypotheses, as probable, possible or remote. Contingencies considered probable risks are recorded as liabilities. Details of these risks are presented in Note 7.

f. Risks Related to Investments

The Company has investments assessed by the equity equivalence and acquisition cost methods. Provisions are constituted for losses when the expected future cash flows from an investment induce to loss expectations.

The investments assessed by equity equivalence are represented by limited liability companies, for which there is no market value.

Investments assessed by acquisition costs are irrelevant in terms of total assets. The risks associated to them would not produce significant impacts for the Company in case of losses with these investments.

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g. Financial Investment Risks

The company has temporary high-liquidity investments, in domestic currency, in financial investment funds (FIFs), and investments in its own portfolio of (based on post-fixed rates) private securities issued by first-tier financial institutions (CDBs). The FIFs portfolios are comprised of federal bonds (based on post-fixed, pre-fixed and foreign exchange rates) and CDBs issued by first-tier financial institutions (based on post-fixed rates). Funds may carry out non-leveraged derivative operations, aiming at protecting their portfolios and complying with the purposes established in their respective investment policies. The exposure to market risks is monitored everyday by the VaR (Value at Risk) methodology, which expresses the loss risk quantification in these investments.

The temporary high-liquidity investments, in foreign currency, are represented by overnight operations backed by securities issued by foreign financial institutions.

The short-term investments are represented by investments in securities issued by the Republic of Austria, with remuneration bound to CDI.

The investments in CDBs and overnight operations are subject to credit risk of the financial institutions. Investments in foreign currency are subject to exchange rate risk.

The balances of financial investments and short-term investments - temporary investments - are shown in Notes 17 and 18, respectively.

h. Risk of Early Maturity of Loans and Financing

Liabilities resulting from financing, mentioned in note 35, concerning agreements of BNDES, public debentures and most of them referring to financial institutions, have clauses that estimate the early maturity of liabilities or retention of amounts pegged to debt covenants, in the cases in which certain levels for certain indicators are not reached, such as ratios of indebtedness, liquidity, cash generation and others.

For the financing agreements maintained with BNDES, the Company must comply with a set of financial ratios and in the event of non-compliance with some of these ratios, the Bank is allowed to request the temporary block of amounts, given as guarantee in a blocked account.

All indicators set forth in agreements are being complied with, thus there are no sanctions or penalties set forth in the agreement clauses entered into upon the Company.

i. Regulatory Risks

Concession Agrements

Local and domestic long distance concession agreements were entered into by Brasil Telecom S.A. with Anatel, which took effect between January 1, 2006 and December 31, 2025. These new concession agreements, which provide for reviews on a five-year basis, in general have a higher intervention level in the management of the businesses and several provisions defending the consumer’s interest, as noticed by the regulation body. The main highlights are:

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  The burden of the concession defined as 2% of the net revenue from taxes, calculated every two years, started in 2006 fiscal year, whose initial payment occurred on April 30, 2007. This will successively occur until the end of the concession. This calculation method, concerning accrual, corresponds to 1% for each fiscal year;

  The definition of new universalization targets, particularly AICE – Special Class Individual Access, of mandatory and progressive offer and the Telecommunications Service Centers - PST, with full burden for the Concessionaire;

  The possibility of the Regulating Agency imposing alternative plans of mandatory offering;

  The introduction of Regulating Agency’s right to intervene and modify agreements of the concessionaire with third parties;

  The inclusion of assets of the parent company, subsidiary, affiliated companies and third parties, indispensable to the concession, as reversible assets;

  The creation of the users’ board in each concession;

The interconnection tariffs are defined as a percentage public local and domestic long distance tariff until the effective implementation of cost model by service/modality, estimated for 2008, as defined in the Regulation for Separation and Accounting Allocation (Resolution 396/05).

The amendment to the tariff method applicable to the STFC Basic Plan in the Local Modality Rendered under Public Scheme (PBS) – Conversion from Pulses to Minutes, and the implementation of the Alternative Service Plan of the Mandatory Offer (PASOO) shall be concluded in all areas of operations of the Company up to July 31, 2007, in compliance with the regulatory requirements defined by ANATEL set forth in Rules No. 423/05, 432/06 and 450/06. This change enables the clients selecting one of two service plans of mandatory offer (PBS and PASOO), as well as exercising the right of requesting details on their local calls in the telephone bills.

The Bill of the Senate (PLS) 103/2007 and the Bill 1,481/2007, under priority progress, to amend Law 9,394/96 and Law 9,998/00, provide for the access to information digital networks in educational institutions and enable the use of funds raised by FUST by all the telecommunication operators, or even on a decentralized basis, by means of agreements of the federal government with other states. On the date of the preparation of this quarterly information is not possible to assess the future impacts of these Bills under process on the Company’s results.

Overlapping of Licenses

When the certification for achieving the universalization targets for 2003 was received, set forth by ANATEL, the Company had already been providing the fixed telephony service (“STFC”) in the intra-regional local and domestic long distance modalities (“LDN”) in the Region II of the General Concession Plan (“PGO”). After achieving the referred targets, ANATEL, in January 2004, issued authorizations that increase the possibility of Company’s operation: Local STFC and LDN in the Regions I and III of the PGO (and a few sectors of the Region II); International Long Distance (“LDI”) in the Regions I, II and III of the PGO; mobile telephony, by means of the subsidiary 14 Brasil Telecom Celular S.A. (“BrT Celular”), in the Region II of the Personal Mobile Service (“SMP”). The already existing concession agreements were expanded, enabling LDN calls to any part of the Brazilian territory. If Telecom Italia International N.V. (“TII”) acquired an indirect interest in the Company, the Company and TIM Brasil Serviços e Participações S.A. (“TIM”) could be considered affiliates under the new Brazilian telecommunications legislation. That would imply the ability of providing domestic (LDN) and international (LDI) fixed and mobile telephony services throughout the same regions of TIM’s, would be subject to risk of being partially closed by ANATEL. On January 16, 2004, ANATEL issued the Act 41,780 establishing an 18-month period for TII to reacquire an indirect interest in the Company, as long as TII did not participate or vote on issues related to the overlapping of services offered by the Company and TIM, such as domestic and international long-distance and mobile services. On June 30, 2004, the Administrative Council of Economic Defense – CADE, in the records of the Write of Prevention 08700.000018/2004 -68, set forth restrictions to the exercise of the control rights on the part of Telecom Italia International N.V. and its representatives at the board of directors of Solpart Participações S.A., Brasil Telecom Participações S.A. and Brasil Telecom S.A.

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On April 28, 2005, TII and TIM and the Company and BrT Celular entered into various corporate agreements, including an instrument called “Merger Agreement” and a “Protocol” related thereto. Among other reasons alleged, this merger operation was justified by the management of that time as possible solution to overlapping of regulatory licenses and authorizations with TIM, to remove sanctions and penalties, which could be imposed by ANATEL. The operation was forbidden by an injunction issued by the U.S. court. It is also subject-matter of discussion in the Brazilian Court and in arbitration involving controlling shareholders.

On July 7, 2005, ANATEL declared, by means of Act 51,450, that the counting of 18 month-term to solve the overlapping of licenses would start on the date of effective return of TII to the control group of Brasil Telecom S.A. On July 26, 2005, ANATEL, by means of Order 576/2005, declared that the counting of term had already started on April 28, 2005. Therefore, according to ANATEL, the interested companies shall adopt the measures necessary to eliminate the overlapping of the concessions until the end of referred term in October 2006, under the penalty of applying legal sanctions, which may affect either companies or both of them.

Depending on the final decision of ANATEL, these sanctions could have an adverse and material effect on businesses and operations of the Company and of 14 Brasil Telecom Celular S.A.

On October 18, 2006, the Board of Executive Officers of ANATEL, by means of its press agency, informed its previous consent to a new operation presented by Telecom Italia International (TII) with the purpose of unmaking the concession overlapping of the Personal Mobile Service (SMP) in Region II of the General Plan of Authorizations (PGA) and of the domestic and international long distance Switched Fixed Telephone Service (STFC) in regions I, II and III of the General Concession Plan (PGO).

This new operation comprised the transfer, to Brasilco S.r.l. (a wholly-owned subsidiary of TII, with headquarters in Italy), of the total voting shares held by TII in the capital stock of Solpart Participações S.A. (corresponding to 38%), the parent company of Brasil Telecom Participações S.A., of Brasil Telecom S. A. and of 14 Brasil Telecom Celular S. A. The stake of TII in Brasilco shall be managed independently by Credit Suisse Securities (Europe) Limited.

The Agency, upon its prior consent, maintained the prohibitions related to the vote and veto exercise in the resolutions related to the STFC services (LDN and LDI) and SMP.

With the effective implementation of the operation until October 28, 2006, the concession overlapping for the SMP exploitation in Region II of PGA and domestic and international long distance STFC in regions I, II and III of PGO would cease, as a communication of ANATEL of October 18, 2006, mentioned above.

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On October 27, 2006, the Company received the terms of resignation, dated October 20, 2006, from two members of its Board of Directors pointed by TII, as well as its respective alternate members. Also, on October 27, 2006, the Company received a letter from its controlling shareholder, SOLPART PARTICIPAÇÕES S.A., informing that TII had already transferred the shares in the terms approved by Anatel - however, within the deadline. On October 30, 2006, the Company disclosed to the market a material fact related to these two topics.

Also on October 30, 2006, ANATEL, through its press agency announced that Telecom Italia International would file with ANATEL on October 27,2006, therefore, within deadline, the supplementary documentation necessary to analyze and approve the new operation: (i) proof of Telecom Italia’s managers and deputies’ resignations in the Board of Directors of Brasil Telecom and Solpart Participações S.A.; and (ii) corporate documents related to the referred transfer of shares and to the independent management of Brasilco by Credit Suisse, in the capacity as Trustee of Telecom Italia.

Should Anatel’s approval be confirmed (still pending) of the documentation presented by TII to the Agency on October 27, 2006, confirming the operation implementation until October 28, 2006, the concession overlapping for SMP exploitation in Region II of PGA and domestic and international long distance in regions I, II and III of PGO would cease.

On November 2006, TII submitted to Anatel the concentration act with Brasilco. During same month, Anatel, observing the procedural progress, it submitted this operation to the Administrative Council of Economic Defense - CADE.

On May 25, 2007, Anatel officially published the decision of granting to TIM new grants of STFC, this time under the local modality, in the Regions I, II and III of the General Concession Plan, (Act 65,152 as of May 24, 2007).

On July 18, 2007, Brasil Telecom Participações S.A. and Brasil Telecom S.A., jointly with 14 Brasil Telecom Celular S.A., Zain Participações S.A., Invitel S.A., Solpart Participações S.A., Techold Participações S.A., Caixa de Previdência dos Funcionários do Banco do Brasil – Previ, Petros – Fundação Petrobras de Seguridade Social, Fundação dos Economiários Federais – Funcef, Investidores Institucionais Fundo de Investimento em Ações, Fundação 14 de Previdência Privada, Fundação Vale do Rio Doce de Seguridade Social – Valia, Citigroup Venture Capital International Brazil, L.P., Citigroup Venture Capital International Brazil, Ltd., International Equity Investments Inc., Citibank, N.A., Priv Fundo de Investimento em Ações, Tele Fundo de Investimento em Ações, Angra Partners Consultoria Empresarial e Participações Ltda., on the one hand, and Telecom Italia International N.V., Telecom Italia S.p.A., Brasilco S.R.L., Credit Suisse Securities (Europe) Limited, Tim Brasil Serviços e Participações S.A. and Tim International N.V., on the other hand (“Telecom Italia”), signed a Mutual Waiver Agreement, by means of which the signatory parties undertake, provided that they are granted prior authorization of the proper corporate bodies and upon the effective acquisition by Previ, Petros and Funcef, or by Techold, as the case may be, of the entire shareholding represented by shares issued by Solpart held by Brasilco (“Brasilco Shares”) to waive pleadings and dismiss ongoing disputes at the Judiciary Branch and at international Arbitration Courts, involving the Companies and its shareholders, direct or indirect, on the one hand, and Telecom Italia and its subsidiaries, on the other hand.

With the Mutual Waiver Agreement, current and potential litigations involving Brasil Telecom and Brasil Telecom Participações and its subsidiaries and the companies of Telecom Italia Group, will be closed, among others, including the end of arbitrations aimed at nullifying the Incorporation Agreement of the controlled company BrT Celular, started on March 15, 2006, and mentioned in the relevant fact disclosed by the Companies on March 16, 2006.

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Brasil Telecom S.A. and Brasil Telecom Participações S.A. also clarified, by means of material fact, that they are not parties of the Brasilco Share Purchase Agreement, and they are not parties of any other agreements which may have been entered into concurrently to the Mutual Waiver Agreement.

On October 11, 2007, Techold Participações S.A. exercise, in a irrevocable and indefeasible way, its right of preference to acquire all the shares issued by Solpart Participações S.A. and held by Brasilco S.r.l., as provisioned in the Solpart Shareholders Agreement, under the terms and conditions, and by the price, established in the Purchase Agreement of Shares and the Letter Agreement executed on July 18, 2007.

The effective acquisition of Brasilco Shares, which is subject to the approval by the Brazilian Telecommunications Agency - ANATEL and other conditions, will enable finishing the existing administrative proceedings in terms of telephony licensing overlaps (STFC, SMP, LDN and LDI) among the companies in the Brasil Telecom and Telecom Itália groups, thus eliminating at once the possibility of adverse material effect for the business and interests of the companies in the Brasil Telecom group.

6. BENEFITS TO EMPLOYEES

The benefits described in this note are offered to the employees of the Company and its direct or indirect subsidiaries. These companies are better described jointly, and can be referred to as “Brasil Telecom Companies” and for the purpose of the supplementary pension plan mentioned in this note, are also denominated “Sponsor” or “Sponsors”".

a. Supplementary Pension Plan

The Company sponsors supplementary pension plans related to retirement for its employees and assisted members, and, in the case of the latter, medical assistance in some cases. These plans are managed by the following foundations: (i) Fundação 14 de Previdência Privada (“Fundação 14”); (ii) Fundação BrTPREV (“FBrTPREV”) former CRT, a company merged by the Company on 12/28/00; and (iii) Fundação SISTEL de Seguridade Social (“SISTEL”), originated from certain companies of the former Telebrás System.

The Company’s Bylaws stipulate approval of the supplementary pension plan policy, and the joint liability attributed to the defined benefit plans is bound to the acts signed with the foundations, with the agreement of the Secretaria de Previdência Complementar - SPC, where applicable to the specific plans.

The plans sponsored are valued by independent actuaries on the fiscal year closing date. In the case of the defined benefit plans described in this explanatory note, immediate recognition of the actuarial gains and losses is adopted. Liabilities are provided for plans which show deficits. This measure has been applied since the 2001 fiscal year, when the regulations of CVM Resolution 371/00 were adopted. In cases that show positive actuarial situations, no assets are recorded due to the legal impossibility of reimbursing these surpluses.

The characteristics of the supplementary pension plans sponsored by the Company are described below.

FUNDAÇÃO 14

Private Pension Fundação 14 was created in 2004 and since 3/10/05 has been in charge of the management and operation of the TCSPREV pension plan. On such a date, it entered into an administration agreement with SISTEL, so that the latter would provide management and operating services to the TCSPREV and PAMEC-BrT plans up to 9/30/06. From this date on, Fundação 14 took over the management and operation services of its plans.

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Plans

TCSPREV (Defined Contribution, Liquidated Benefit and Defined Benefit)
This defined contribution and settled benefit plan was introduced on 2/28/00. On 12/31/01, all pension plans sponsored by the Company with SISTEL were merged, being exceptionally and provisionally approved by the Secretaria de Previdência Complementar – SPC of document sent to that Agency, due to the need for adjustments to the regulations. Thus, TCSPREV is comprised of defined contribution groups with settled and defined benefits. The plans that were merged into the TCSPREV were the PBS-TCS, PBT-BrT, BrT Management Agreement, and the Unusual Contractual Relation Instrument, and the conditions established in the original plans were maintained. In March 2003, this plan was no longer offered to the sponsors’ new contracted ones. However, concerning the group of defined contribution, this plan started being offered as of March 2005. TCSPREV currently provides assistance to nearly 65.6% of the staff.

Contributions to this plan, by group of participants, are established based on actuarial studies prepared by independent actuaries according to regulations in force in Brazil, using the capitalization system to determine the costs. Currently, contributions are made by the participants and the sponsor only for the internal groups PBS-TCS (defined benefit) and TCSPREV (defined contribution). In the TCSPREV group, the contributions are credited in individual accounts of each participant, equally by employee and sponsor, and the basic contribution percentages vary between 3% and 8% of the participant’s salary, according to participant’s age and limited to R$20,070.00 for 2007. Participants have the option to make additional contributions to the plan but without parity of the Company. In the case of the PBS-TCS group, the sponsor’s contribution corresponds to 12% of the payroll of the participants; while the employees’ contribution varies according to the age, service time and salary. An entry fee may also be payable depending on the age of joining the plan. The sponsors are responsible for the cost of all administrative expenses and risk benefits.

PAMEC-BrT - Plano de Assistência Médica ao Complementado (Defined Benefit)
Destined for health care of retirees and pensioners subject to Grupo PBT-BrT, which was merged into TCSPREV on 12/31/01.

The contribution for this plan was fully paid in July 1998, through a single payment. New contributions are limited to future necessity to cover expenses, if that occurs..

FUNDAÇÃO SISTEL DE SEGURIDADE SOCIAL

The supplementary pension plan – PBS-A, which remains under SISTEL’s management, comes from the period before the Telebrás’ Spin-off and assists participants who had the status of beneficiaries in January 2000. SISTEL also manages the PAMA/PAMA-PCE pension plan, formed by participants assisted by the PBS-A Plan, the PBS’s plans segregated by sponsor in January 2000 and PBS-TCS’ Internal Group, merged into the TCSPREV plan in December 2001.

Plans

PBS-A (Defined Benefit)

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Maintained jointly with other sponsors subject to the provision of telecommunications services and destined for participants that had the status of beneficiaries on 1/31/00.

Contributions may occur in case of accumulated deficit. On 12/31/06, the actuarial appraisal date, the plan presented a surplus.

PAMA - Plano de Assistência Médica ao Aposentado / PCE - Plano de Coberturas Especiais (Defined Contribution) Maintained jointly with other sponsors subject to the provision of telecommunications services and destined for participants that had the status of beneficiaries on 1/31/00, for the beneficiaries of the PBS-TCS Group, merged on 12/31/01 into TCSPREV (plan currently managed by Fundação 14) and for the participants of PBS’s defined benefit plans sponsored by other companies, together with SISTEL and other foundations. According to a legal and actuarial appraisal, the Sponsor’s responsibility is exclusively limited to future contributions. From March to July 2004 and from December 2005 to April 2006, an incentive optional migration of retirees and pensioners of PAMA took place for new coverage conditions (PCE). The participants who opted for the migration began to contribute to PAMA/PCE.

The contributions for this plan corresponding to 1.5% on payroll of active participants subject to PBS plans, segregated and sponsored by several sponsors company. In the case of Brasil Telecom, the PBS-TCS was merged into the TCSPREV plan on 12/31/01, and began to constitute an internal group of the plan. Contributions by retirees and pensioners who migrated to PAMA/PCE are also carried out.

FUNDAÇÃO BrTPREV

It is the manager originated from the plans sponsored by former CRT, company incorporated by the Company at the end of 2000. The main purpose of the Company sponsoring FBrTPREV is to maintain the supplementary retirement, pension and other provisions in addition to those provided by the official social security system to participants.

Plans

BrTPREV
Defined contribution plan and settled benefits, launched in October 2002, destined for the concession of pension plan benefits supplementary to those of the official pension plan and that initially assisted only employees subject to the Subsidiary Rio Grande do Sul. This pension plan remained open to new employees of the Company and its subsidiaries from March 2003 to February 2005, when its offering was suspended. Currently, BrTPREV provides assistance to nearly 24.6% of the staff.

Contributions to this plan are established based on actuarial studies prepared by independent actuaries according to the regulations in force in Brazil, using the capitalization system to determine costs. Contributions are credited in individual accounts of each participant, the employee’s and Company’s contributions being equal, the basic percentage contribution varying between 3% and 8% of the participation salary, according to the participant’s age and limited to R$20,761.00 for 2007. Participants have the option to make additional contributions to the plan but without parity of the sponsor. The sponsor is responsible for the administrative expenses and risk benefits.

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Fundador - Brasil Telecom e Alternativo - Brasil Telecom
Defined benefits plans destined to provide supplementary social security benefits in addition to those of the official social security, closed to the entry of new participants. Currently, these plans assist approximately 0.14% of the staff.

The regular contribution by the sponsor is equal to the regular contribution of the participant, rates of which are variable rates according to age, service time and salary. With the Alternativo Plan - Brasil Telecom, the contributions are limited to three times the ceiling benefit of INSS and the participant also pays an entry fee depending on the age of joining the plan.

Actuarial Insufficiency of the Plans

The mathematical reserve to amortize, corresponding to the current value of the Company’s supplementary contribution, as a result of the actuarial deficit of the plans managed by FBrTPREV, have the settlement within the maximum established period of twenty years, as from January 2002, according to Circular 66/SPC/GAB/COA from the Supplementary Pension Department dated 1/25/02. From this maximum term, remains fourteen years and three months for total liquidation, and in the current period to the quarter, an amount of R$ 117,330 (R$ 96,149 in 2006) has been already amortized.

b. Stock Call Option Plan for Management and Employees

The Extraordinary Shareholders’ Meeting held on April 28, 2000, approved the general plan to grant stock call options to officers and employees of the Company and its subsidiaries. The plan authorizes a maximum limit of 10% of the shares of each class of Company stock. Shares derived from exercising options guarantee the beneficiaries the same rights granted to other Company shareholders. The administration of this plan was entrusted to a management committee appointed by the Board of Directors, which decided only to grant preferred stock options. The plan is divided into two separate programs:

Program A

This program is granted as an extension of the performance objectives of the Company established by the Board of Directors for a five-year period. Up to the quarter closing date no option had been granted.

Program B

The exercise price is established by the management committee based on the market price of the shares on the date of the grant of option and will be monetarily restated by the IGP-M between the date of signing the contracts and the payment date.

The right to exercise the option is given in the way and terms presented as follows:

	First Grant		Second Grant		Third Grant
	As from	Deadline	As from	Deadline	As from	Deadline
33%	01/01/04	12/31/08	12/19/05	12/31/10	12/22/05	12/31/11
33%	01/01/05	12/31/08	12/19/06	12/31/10	12/22/06	12/31/11
34%	01/01/06	12/31/08	12/19/07	12/31/10	12/22/07	12/31/11

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The acquisition periods can be anticipated as a result of the occurrence of events or special conditions established in the option contract. Since December, 2004 until the quarter closing date options were not granted.

Information related to the general plan to grant call options is summarized below:

	09/30/07
	Preferred Share Options	Average Exercise Price R$
Initial balance in the quarter	261,679	13.00
Final balance in the quarter	261,679	13.00

There has been no granting of call options exercised until the quarter closing date and the representation of the options balance in relation to the total of outstanding shares is 0.05% (0.05% on 06/30/07).

Considering the hypothesis that the options will be fully exercised, the opportunity cost of the respective premiums, calculated based on the Black&Scholes method, for the Company would be R$ 1,607 (R$ 532 in 2006).

c. Other Benefits to Employees

Other benefits are granted to employees, such as: health/dental care, meal allowance, group life insurance, occupational accident allowance, sickness allowance, transportation allowance, and others.

7. PROVISIONS FOR CONTINGENCIES

a. Contingencies Liabilities

The Company and its subsidiaries periodically assess their contingency risks, and also review their lawsuits taking into consideration the legal, economic, tax and accounting aspects. The assessment of these risks aims to classifying them according to the chances of unfavorable outcome among the alternatives of probable, possible or remote, taking into account, as applicable, the opinion of the legal advisors.

For those contingencies, which the risks are classified as probable, provisions are recognized. Contingencies classified as possible or remote are discussed in this note. These proceedings are under discussion in the administrative or judicial spheres, in all the jurisdictions, from the initial to the extraordinary ones.

In a number of situations, due to legal requirement or as a caution measure, judicial deposits are made to assure the continuity of the proceedings in discussion. Judicial deposits related to risk contigencies of possible and remote loss are shown in Note 24.

We emphasize that, in some cases, similar subjects may be ranked in different risk degree rates, and this is justified by the facts and the peculiar status related to each proceeding.

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Labor Claims

The provisions for labor claims include an estimate by the Company’s management, supported by the opinion of its legal advisors, of the probable losses related to lawsuits filed by employees, former employees of the Company, and of service providers related to the labor matter.

Tax Suits

The provisions for tax contingencies refer especially to questions related to tax collection and resulting from divergent opinions between the legal counselors of the Company and Tax Authorities.

Civil Suits

The provisions for civil contingencies refers to an estimate of lawsuits related to contractual adjustments arising from Federal Government economic plans, and other cases related to community telephony plans and suit for damages and consumer lawsuits.

Classification by Risk Level

Contingencies for Probable Risk

Contingencies for probable risk of loss, for which provisions are recorded under liabilities, have the following balances:

PARENT COMPANY	CONSOLIDATED
Nature	09/30/07	06/30/07	09/30/07	06/30/07
Provisions	1,056,416	1,033,744	1,108,107	1,083,540
Labor	439,249	456,874	446,390	464,131
Tax	213,068	201,012	244,223	231,149
Civil	404,099	375,858	417,494	388,260
Bound Judicial Deposits	(292,862)	(302,062)	(298,668)	(306,096)
Labor	(221,746)	(237,547)	(225,088)	(240,405)
Tax	(22,319)	(19,081)	(22,945)	(19,725)
Civil	(48,797)	(45,434)	(50,635)	(45,966)
Total Provisions, Net of Judicial Deposits	763,554	731,682	809,439	777,444
Current	128,038	135,240	145,577	153,669
Long Term	635,516	596,442	663,862	623,775

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Labor

Variations occurred in 2007:

PARENT COMPANY	CONSOLIDATED
Provisions on 12/31/06	480,972	487,266
Variations to the Result	82,049	83,348
Monetary Restatement	37,181	37,847
Revaluation of Contingent Risks	11,686	11,506
Provision of New Shares	33,182	33,995
Payments	(123,772)	(124,224)
Subtotal I (Provisions)	439,249	446,390
Judicial Deposits Bound on 12/31/06	(242,787)	(244,579)
Variations of Judicial Deposit	21,041	19,491
Subtotal II (Judicial Deposits)	(221,746)	(225,088)
Balance on 09/30/07, Net of Judicial Deposits	217,503	221,302

The main objects that affect the labor contingencies provisioned are the following:

(i)
Risk Premium - related to the claim of additional payment for hazardous activities, based on Law 7,369/85, regulated by Decree 93,412/86, due to the supposed risk of contact by the employee with the electric power system;

(ii)
Salary Differences and Consequences - related, mainly, to requests for salary increases due to supposedly unfulfilled union negotiations. The effects are related to the repercussion of the salary increase supposedly due on the other sums calculated based on the employees’ salaries.

(iii)
Career Plan - related to the request for application of the career and salaries plan for employees of the Santa Catarina Branch (formerly Telesc), with promotions for seniority and merit, supposedly not granted by the former Telesc;

(iv)
Joint/Subsidiary Responsibility - related to the request to ascribe responsibility to the Company, made by outsourced personnel, due to supposed non-observance of their labor rights by their direct employers;

(v)	Overtime - refers to the pleading for salary and additional payment due to labor supposedly performed beyond the contracted work time;

(vi)	Reintegration - pleading due to supposed inobservance of employee’s special condition, guaranteeing the impossibility of terminating labor contract without cause;

(vii)	Request for the application of regulation, which established the payment of the percentage incurring on the Company’s income, attributed to the Santa Catarina Branch; and

(viii)
Supplement of FGTS fine arising from understated inflation – it refers to requests to supplement indemnification of FGTS fine, due to the recomposition of accounts of this fund by understated inflation.

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Brasil Telecom S.A. filed a lawsuit against Caixa Econômica Federal, with a view to ensuring the reimbursement of all amounts paid for this purpose.

Tax

Variations occurred in 2007:

PARENT COMPANY	CONSOLIDATED
Provisions on 12/31/06	155,319	174,502
Variations to the Result	72,742	84,756
Monetary Restatement	10,278	12,469
Revaluation of Contingent Risks	24,292	37,334
Provision of New Shares	38,172	34,953
Payments	(14,993)	(15,035)
Subtotal I (Provisions)	213,068	244,223
Judicial Deposits Bound on 12/31/06	(1,256)	(1,882)
Variations of Judicial Deposit	(21,063)	(21,063)
Subtotal II (Judicial Deposits)	(22,319)	(22,945)
Balance on 09/30/07, Net of Judicial Deposits	190,749	221,278

The main suits provisioned refer to the following controversies:

(i)
Social Security - related to the failure in paying the social security contribution in the payment made to cooperatives, as well as divergences in the comprehension about allowances that comprise the contribution salary;

(ii)
Federal Taxes - several additional fiscal assessments that require the payment of taxes and federal contributions on facts qualified in a supposedly inadequate way by the Company or on differences when determining and estimating these taxes; and

(iii)
State Taxes - claim for payment of the ICMS tax on operations that, according to the comprehension of the Company, are not subject to taxation based on this tax, and discussions on ICMS credits taken by the Company, which validity or legal status is contested by the State Tax Authorities.

Civil

Variations occurred in 2007:

PARENT COMPANY	CONSOLIDATED
Provisions on 12/31/06	335,966	346,251
Variations to the Result	262,126	268,229
Monetary Restatement	18,186	18,901
Revaluation of Contingent Risks	191,068	190,517
Provision of New Shares	52,872	58,811
Payments	(193,993)	(196,986)
Subtotal I (Provisions)	404,099	417,494
Judicial Deposits Bound on 12/31/06	(32,592)	(33,029)
Variations of Judicial Deposit	(16,205)	(17,606)
Subtotal II (Judicial Deposits)	(48,797)	(50,635)
Balance on 09/30/07, Net of Judicial Deposits	355,302	366,859

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The lawsuits provisioned are the following:

(i)
Review of contractual conditions - lawsuit where a company which supplies equipment filed legal action against the Company, asking for a review of contractual conditions due to economic stabilization plans;

(ii)
Capital Participation Agreements - TJ/RS (court of appeals) has been firmly positioned as to the incorrect procedure previously adopted by the former CRT in lawsuits related to the application of a rule enacted by the Ministry of the Communications. Such lawsuits are positioned in various phases: lower courts, Court of Appeals and Superior Court of Justice;

(iii)	Client service centers - public civil actions, comprising the closing of client services centers;

(iv)	Free Mandatory Telephone Directories - LTOG's - lawsuits questioning the non-delivery of printed residential telephone directories; and

(v)
Other lawsuits - related to various lawsuits in progress, comprising civil liability suits, indemnifications for contractual termination and consumer matters under procedural progress in the Special Courts, Courts of Law and Federal Courts throughout the country.

Contingencies for Possible Risk

The composition of contingencies with risk level considered to be possible, and therefore not recorded in the accounts, is the following:

PARENT COMPANY	CONSOLIDATED
Nature	09/30/07	06/30/07	09/30/07	06/30/07
Labor	533,955	521,845	538,837	526,499
Tax	2,328,199	2,261,832	2,398,199	2,330,098
Civil	773,026	706,081	817,885	750,596
Total	3,635,180	3,489,758	3,754,921	3,607,193

Labor

Variations occurred in 2007:

PARENT COMPANY	CONSOLIDATED
Amount determined on 12/31/06	475,194	479,608
Monetary Restatement	50,166	50,607
Revaluation of Contingent Risks	(65,529)	(66,267)
New Shares	74,124	74,889
Amount estimated on 09/30/07	533,955	538,837

The main objects that comprise the possible losses of a labor nature are related to joint/subsidiary responsibility, supplement of FGTS indemnifying fine resulting from understated inflation, risk premium, promotions and the request for remuneration consideration for work hours supposedly exceeding the regular workload of hours agreed also contributed to the amount mentioned.

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Tax

Variations occurred in 2007:

PARENT COMPANY	CONSOLIDATED
Amount determined on 12/31/06	2,084,379	2,145,398
Monetary Restatement	183,957	189,369
Revaluation of Contingent Risks	(50,132)	(47,450)
New Shares	109,995	110,882
Amount estimated on 09/30/07	2,328,199	2,398,199

The major existing suits are represented by the objects below:

(i)	INSS additional fiscal assessments on the addition of captions in the contribution salary supposedly due by the company;

(ii)	Additional fiscal assessments promoted by the Secretaria da Receita Federal (Federal Revenue Secretariat), resulting from divergences between DCTF and DIPJ;

(iii)	Public civil suits questioning the supposed transfer of PIS and COFINS taxes to end consumers;

(iv)	ICMS incurring on international calls, which tax responsibility for the collection is assigned to other operator;

(v)	ICMS - credit and respective tax rate differential in interstate acquisitions made by the Company;

(vi)	ICMS - additional fiscal assessments on the supposed incurrence of tax on the activities described in the Agreement No. 69/98;

(vii)	IR-Withheld at Source - on operations related to the protection for debt coverage;

(viii)
Universalization Fund for Telecommunications Service - FUST - in terms of illegal retroactivity, according to the comprehension of the Company, of the effects from the change of interpretation of its calculation basis by ANATEL; and

(ix)	ISS - supposed incurrence on communications auxiliary services and discussion on services taxed by the cities listed in the Complementary Law No. 116/2003.

Civil

Variations occurred in 2007:

PARENT COMPANY	CONSOLIDATED
Amount determined on 12/31/06	565,896	606,938
Monetary Restatement	48,365	51,300
Revaluation of Contingent Risks	(68,155)	(88,012)
New Shares	226,920	247,659
Amount estimated on 09/30/07	773,026	817,885

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The major existing suits are represented by the objects below:

(i)
Repayments resulting from Community Telephony Program lawsuits (PCT) - the plaintiffs intend to repay in lawsuits related to the contracts resulting from the Community Telephony Program. Such proceedings are positioned in various phases: lower courts, Court of Appeals and Superior Court of Justice.

(ii)	Lawsuit for damages and consumer; and

(iii)
Contractual - Lawsuits related to the claim for a percentage resulting from the Real Plan, to be applied to a contract for rendering of services, review of conversion of installments in URV and later in reais, related to the supply of equipment and rendering of services.

Letters of Guarantee

The Company holds contracts for letters of guarantee executed with financial institutions, as a complementary guarantee for judicial proceedings in provisional foreclosure and for attending bidding processes with ANATEL. The total amount of guarantees contracted and in force on the closing date corresponds to R$ 1,124,821 (R$ 790,279 on 06/30/07) and R$ 1,144,924 (R$ 810,653 on 06/30/07) for consolidated purposes. The commission charges in these contracts are based on market rates.

b. In-progress Contingencies

As follows, the tax claims promoted by the Company are shown, through which the recovery of tax paid is claimed, calculated differently from interpretation sustained by its legal advisers.

PIS/COFINS: judicial dispute about the application of Law 9,718/98, which increased the calculation basis for PIS and COFINS. The period comprised by the Law was from February 1999 to November 2002 for PIS and from February 1999 to January 2004 for COFINS. In November 2005, STF (Federal Supreme Court) concluded the judgment of certain lawsuits dealing with such issue and considered unconstitutional the increase of calculation basis introduced by said Law. Part of the lawsuits filed by the Company and the concessionaires of STFC Region II of the Granting Plan, merged into the Company in February 2000, became final and unappealable in 2006, referring to the increase in COFINS calculation basis. The Company is awaiting the judgments of lawsuits of other merged companies, which the assessment of success in future filing of appeals is assessed as probable by the Company’s legal advisors. The amount attributed to outstanding contingency not recognized on an accounting basis, referring to these lawsuits amounts to R$ 17,150 (R$ 16,985 em 06/30/07).

8. SHAREHOLDERS’ EQUITY

a. Capital Stock

At the Shareholders General Meeting, held on April 10, 2007, the grouping of shares representing the capital stock of the Company was approved. Resulting from this process, The shares will be grouped at the ratio of one thousand (1,000) share per one (1) share, and the capital stock will be represented by 249,597,049 common shares and 311,353,240 preferred shares, totaling 560,950,289 shares issued, and of which total amount 13,678,100 preferred shares will be kept in treasury.

Page: 37

The Company is authorized to increase its capital stock, according to a resolution of the Board of Executive Officers, in a total limit of eight hundred million (800,000,000) common or preferred shares, observing the legal limit of two thirds (2/3) for the issue of new preferred shares without voting rights.

By means of a resolution of the General Shareholders' Meeting or the Board of Executive Officers, the Company’s capital may be increased by the capitalization of retained earnings or reserves prior to this allocated by the General Shareholders’ Meeting. Under these conditions, the capitalization may be effected without modifying the number of shares.

The capital stock is represented by common and preferred stocks, with no par value, and it is not mandatory to maintain the proportion between the shares in the case of capital increases.

By means of a resolution of the General Shareholders’ Meeting or the Board of Execuitive Officers, the preemptive right for the issue of shares, subscription bonuses or debentures convertible into shares may be excluded, in the cases stipulated in article 172 of Corporate Law.

The preferred shares do not have voting rights, except in the cases specified in paragraphs 1 to 3 of article 12 of the Bylaws, but are assured priority in receiving the minimum non-cumulative dividend of 6% per annum, calculated on the amount resulting from dividing the capital stock by the total number of the Company’s shares or 3% per annum, calculated on the amount resulting from dividing the net book shareholders’ equity by the total number of the Company’s shares, whichever is greater.

Subscribed and paid-up capital as of the date of the end of the quarter is R$ 3,470,758 (R$ 3,470,758 on 06/30/07), represented by shares without par value as follows:

Share Type	Total Shares		Treasury Stock		Outstanding Shares
	09/30/07	06/30/07	09/30/07	06/30/07	09/30/07	06/30/07
Common	249,597,049	249,597,049	-	-	249,597,049	249,597,049
Preferred	311,353,240	311,353,240	13,678,100	13,678,100	297,675,140	297,675,140
Total	560,950,289	560,950,289	13,678,100	13,678,100	547,272,189	547,272,189

	09/30/07	06/30/07
Book Value per Outstanding Share (R$)	10.74	10.37

Preferred shares maintained in treasury are deducted when determining the net equity value.

b. Treasury Stock

Treasury stocks derive from Stock Repurchase Programs, carried out between 2002 and 2004. On 9/13/04, the material fact of the current proposal approved by the Company’s Board of Executive Officers was published, for the repurchase of preferred stocks issued by the Company, for holding in treasury or cancellation, or subsequent sale.

Page: 38

The status of treasury stocks is the following:

	09/30/07		06/30/07
	Preferred Shares	Amount	Preferred Shares	Amount
Initial balance in the quarter	13,678,100	154,692	13,678,100	154,692
Final balance in the quarter	13,678,100	154,692	13,678,100	154,692

History cost in the acquisition of treasury stock (R$ per share)	06/30/07	06/30/07
Weighed Mean	11.31	11.31
Minimum	10.31	10.31
Maximum	13.80	13.80
The unit cost in the acquisition considers the totality of stock repurchase programs.

Until the quarter closing date, there were no disposals of preferred shares purchased based on repurchase programs.

Market Value of Treasury Stocks

The market value of treasury stocks on the quarter closing date was the following:

	09/30/07	06/30/07
Number of preferred shares in treasury	13,678,100	13,678,100
Quotation per share on BOVESPA (R$)	17.30	14.09
Market Value	236,631	192,724

The Company keeps the balance of treasury stocks in a separate account. For presentation purposes, the values of treasury stocks are deducted from the reserves that originated the repurchase, and are presented as follows.

	Share Subscription Premium		Other Capital Reserves
	09/30/07	06/30/07	09/30/07	06/30/07
Account Balance of Reserves	458,684	458,684	123,334	123,334
Treasury Stocks	(99,822)	(99,822)	(54,870)	(54,870)
Balance, Net of Treasury Stocks	358,862	358,862	68,464	68,464

c. Capital Reserves

Capital reserves are recognized in accordance with the following practices:

Reserve for Premium on Subscription of Shares: results from the difference between the amount paid on subscription and the portion allocated to capital.

Page: 39

Reserve for Donations and Subsidies for Investments: registered as a result of donations and subsidies received, the contra entry of which represents an asset received by the Company.

Reserve for Special Monetary Restatement as per Law no 8,200/91: registered as a result of special monetary restatement adjustments of permanent assets to compensate the distortions in the monetary restatement indices prior to 1991.

Other Capital Reserves: formed by the contra entry of the interest on works in progress up to 12/31/98 and funds invested in income tax incentives.

d. Profit Reserves

The profit reserves are recognized in accordance with the following practices:

Legal Reserve: allocation of five percent of the annual net income up to twenty percent of paid-up capital or thirty percent of capital plus capital reserves. The legal reserve is only used to increase capital stock or to absorb losses.

Retained Earnings: recorded at the end of each fiscal year, they are composed of remaining balances of net income or loss for the year, adjusted according to the terms of article 202 of Law no 6,404/76, or by the recording of adjustments from prior fiscal years, if applicable.

e. Dividends and Interest on Shareholders’ Equity

Dividends are calculated at the end of the fiscal year. Mandatory minimum dividends are calculated in accordance with article 202 of Law 6,404/76, and the preferred or priority dividends are calculated in accordance with the Company’s Bylaws.

As a result of a resolution by the Board of Executive Officers, the Company may pay or credit, as dividends, interest on shareholders’ equity (“JSCP”), under the terms of article 9, paragraph 7, of Law 9,249, as of 12/26/95. The interest paid or credited will be offset with the minimum mandatory annual dividend amount, in accordance with article 43 of the Company’s Bylaws.

The interest on shareholders’ equity credited to shareholders and which shall be attributed to dividends, net of income tax, as part of the proposal to allocate results for the fiscal year to close at 2007 year-end, to be submitted for approval of the General Shareholders’ Meeting, was the following:

	09/30/07	09/30/06
Interest on Shareholders’ Equity - JSCP -Credited	245,000	245,000
Common Shares	111,738	111,738
Preferred Shares	133,262	133,262
Withholding Income Tax (IRRF)	(36,750)	(36,750)
Net Interest on Shareholders’ Equity	208,250	208,250

Page: 40

9. OPERATING REVENUE FROM SERVICES RENDERED AND GOODS SOLD

PARENT COMPANY	CONSOLIDATED
	09/30/07	09/30/06	09/30/07	09/30/06

Fixed Telephone Service

Local Service	4,910,997	5,215,689	4,906,998	5,206,424
Activation fees	13,171	19,556	13,171	19,556
Subscription	2,632,521	2,636,242	2,632,288	2,636,017
Fixed	850,177	1,050,798	846,692	1,041,903
Mobile Fixed - VC1	1,388,930	1,473,174	1,388,654	1,473,040
Rent	878	1,170	872	1,163
Other	25,320	34,749	25,321	34,745

Long Distance Service	2,211,459	2,053,855	2,203,937	2,048,586
Intra-Sectorial Fixed	645,596	663,162	645,529	663,109
Intra-Regional (Inter-Sectorial) Fixed	200,831	230,041	200,592	230,002

Inter-Regional Fixed	182,500	196,382	182,450	196,349
VC2	593,322	522,189	589,346	519,204
Fixed Origin	216,698	209,275	216,596	209,232
Mobile Origin	376,624	312,914	372,750	309,972
VC3	556,322	408,086	553,135	405,930
Fixed Origin	270,277	166,156	270,002	166,082
Mobile Origin	286,045	241,930	283,133	239,848
International	32,888	33,995	32,885	33,992

Interconnection	295,827	362,125	249,890	328,249
Fixed x Fixed	168,279	223,304	168,255	223,262
Mobile x Fixed	127,548	138,821	81,635	104,987

Cession of Means	342,265	315,559	262,369	246,932
Public Telephony Service	408,211	402,175	408,211	402,175
Supplementary Services, Intelligent Network and Advanced Telephony	296,191	264,762	294,647	264,564
Others	28,809	32,863	26,408	31,654

Total Fixed Telephone Service	8,493,759	8,647,028	8,352,460	8,528,584

To be continued...

Page: 41

.... continued.

	09/30/07	09/30/06	09/30/07	09/30/06
Mobile Telephone Service
Telephony	-	-	1,285,146	749,644
Subscription	-	-	329,387	200,925
Utilization	-	-	395,523	269,005
Additional per Call	-	-	5,018	4,459
Roaming	-	-	13,417	9,389
Interconnection	-	-	453,020	172,716
Added Value Services	-	-	73,059	75,804
Other Services	-	-	15,722	17,346
Sale of Goods	-	-	195,685	189,817
Cell Phones	-	-	189,997	182,508
Electronic Cards - Brasil Chip, Accessories and Other Goods	-	-	5,688	7,309

Total of Mobile Telephony Service	-	-	1,480,831	939,461

Data Transmission Services and Other

Data Transmission	1,600,536	1,313,137	1,701,228	1,378,422
Other Services of Main Activities	4,970	5,846	332,701	262,904

Total Data Transmission Services and Others	1,605,506	1,318,983	2,033,929	1,641,326

Gross Operating Revenue	10,099,265	9,966,011	11,867,220	11,109,371

Deductions from Gross Income	(3,073,665)	(3,122,954)	(3,684,749)	(3,553,752)
Taxes on Gross Revenue	(2,862,908)	(2,888,041)	(3,232,167)	(3,166,026)
Other Deductions on Gross Revenue	(210,757)	(234,913)	(452,582)	(387,726)

Net Operating Revenue	7,025,600	6,843,057	8,182,471	7,555,619

10. COSTS OF SERVICES RENDERED AND GOODS SOLD

The costs incurred in the rendering of services and sales of goods are as follows:

PARENT COMPANY	CONSOLIDATED
	09/30/07	09/30/06	09/30/07	09/30/06
Interconnection	(1,620,520)	(1,660,090)	(1,705,009)	(1,541,096)
Depreciation and Amortization	(1,257,252)	(1,442,810)	(1,557,064)	(1,693,939)
Third-Party Services	(576,222)	(575,264)	(701,358)	(672,826)
Rent, Leasing and Insurance	(174,144)	(165,307)	(235,833)	(260,500)
Means of Connection	(115,618)	(79,671)	(94,859)	(75,095)
Personnel	(95,001)	(118,010)	(108,351)	(133,982)
Employees and Management Profit Sharing	(13,771)	(15,157)	(15,242)	(17,101)
Burden of the Concession	(52,310)	(50,435)	(52,310)	(50,435)
Material	(49,477)	(51,221)	(51,966)	(53,311)
FISTEL	(13,463)	(13,159)	(48,748)	(36,375)
Goods Sold	-	-	(182,278)	(199,593)
Other	(3,360)	(3,226)	(3,366)	(3,228)
Total	(3,971,138)	(4,174,350)	(4,756,384)	(4,737,481)

Page: 42

11. COMMERCIALIZATION OF SERVICES
(Sales Expenses)

The expenses related to commercialization activities are detailed according to the following nature:

PARENT COMPANY	CONSOLIDATED
	09/30/07	09/30/06	09/30/07	09/30/06
Outsourced Services	(309,709)	(326,316)	(535,855)	(545,134)
Losses on Accounts Receivable	(207,941)	(273,762)	(249,450)	(304,971)
Provision/Reversal for Doubtful Accounts	199	20,413	(14,744)	16,470
Personnel	(112,422)	(134,138)	(169,518)	(177,748)
Employees and Management Profit Sharing	(12,921)	(13,814)	(15,876)	(16,901)
Rent, Leasing and Insurance	(13,049)	(19,418)	(45,161)	(6,418)
Depreciation and Amortization	(3,058)	(3,511)	(14,255)	(12,359)
Material	(1,604)	(1,918)	(34,888)	(20,105)
Others	(433)	(378)	(18,275)	(22,433)
Total	(660,938)	(752,842)	(1,098,022)	(1,089,599)

12 GENERAL AND ADMINISTRATIVE EXPENSES

The expenses related to administrative activities, which include information technology expenses, are detailed according to the following nature:

PARENT COMPANY	CONSOLIDATED
	09/30/07	09/30/06	09/30/07	09/30/06
Outsourced Services	(481,452)	(469,242)	(543,207)	(526,801)
Depreciation and Amortization	(196,948)	(196,985)	(246,334)	(241,716)
Personnel	(102,225)	(103,299)	(126,106)	(136,194)
Employees and Management Profit Sharing	(23,084)	(21,259)	(28,349)	(25,669)
Rent, Leasing and Insurance	(26,058)	(24,810)	(29,209)	(28,590)
Material	(2,322)	(2,203)	(2,760)	(16,139)
Others	(610)	(798)	(1,038)	(1,602)
Total	(832,699)	(818,596)	(977,003)	(976,711)

13. OTHER OPERATING EXPENSES, NET

The remaining revenues and expenses attributed to operational activities are shown as follows:

Page: 43

PARENT COMPANY	CONSOLIDATED
	09/30/07	09/30/06	09/30/07	09/30/06
Operational Infrastructure Rent and Other	90,601	87,326	63,223	63,095
Penalties	68,686	37,317	78,303	42,407
Taxes and Expenses Refunded	52,402	125,561	51,789	131,931
Technical and Administrative Services	44,406	46,242	42,399	42,873
Agreement for Dispute with Telecommunications Companies	14,088	-	13,634	(5,606)
Reversion of Other Provisions	7,048	13,745	31,979	22,769
Subsidies and Donations Received	4,767	1,719	11,958	9,166
Dividends from Investments Assessed for Acquisition Cost	382	262	382	262
Results on Write-Off of Repair/Resale Inventories	128	57	(1,700)	(36)
Contingencies - Provision(1)	(416,917)	(323,401)	(436,333)	(334,477)
Taxes (Other than Gross Revenue, Corporate Income Tax and Social Contribution)	(43,215)	(50,439)	(52,123)	(58,300)
Court Fees	(35,388)	(24,114)	(35,880)	(24,630)
Goodwill Amortization on the Acquisition of Investments	(16,555)	(16,555)	(62,894)	(56,392)
Pension Funds - (Provision) Reversion	(12,266)	(28,270)	(12,266)	(28,270)
Donations and Sponsorships	(6,725)	(5,940)	(6,745)	(6,311)
Indemnifications - Telephony and Others	(126)	(87)	(126)	(87)
Other Revenues (Expenses)	(9,933)	284	(10,828)	(10)
Total	(258,617)	(136,293)	(325,228)	(201,616)
Other Operating Income	298,742	364,869	321,824	367,036
Other Operating Expenses	(557,359)	(501,162)	(647,052)	(568,652)
Revenues and expenses of same nature are represented by net value.
(1) Provisions for contingencies are described in note 7.

14. FINANCIAL EXPENSES, NET

PARENT COMPANY	CONSOLIDATED
	09/30/07	09/30/06	09/30/07	09/30/06
Financial Income	196,814	303,072	303,148	334,688
Domestic Currency	193,819	298,346	294,854	327,674
On Rights in Foreign Currency	2,995	4,726	8,294	7,014
Financial Expenses	(714,389)	(850,573)	(771,148)	(908,974)
Domestic Currency	(417,927)	(500,023)	(462,827)	(544,335)
On Liabilities in Foreign Currency	(51,462)	(105,550)	(63,321)	(119,639)
Interest on Shareholders’ Equity	(245,000)	(245,000)	(245,000)	(245,000)
Total	(517,575)	(547,501)	(468,000)	(574,286)

15. NON-OPERATING REVENUES (EXPENSES)

	PARENT COMPANY		CONSOLIDATED
	09/30/07	09/30/06	09/30/07	09/30/06
Provision (Reversal) for Realization Amount and Losses of
Property, Plan and Equipment and Properties for Sale	(7,040)	(2,816)	8,794	3,541
Gain (Loss) with Investments	(1,980)	-	-	42
Result in the Write-Off of Plant and Equipment and Deferred	(1,008)	(9,552)	(1,759)	(12,011)
Assets
Provision for Losses with Tax Incentive	-	(14,473)	-	(14,473)
Reversal for Investments Losses	2,260	76	2,260	5,169
Result in Investment Write-Off	-	-	8	-
Amortization of Goodwill on Merger	-	-	(126)	(5,859)
Other Non-Operating Revenues (Expenses)	-	(99)	-	(104)
Total	(7,768)	(26,864)	9,177	(23,695)

Page: 44

16. INCOME TAX AND SOCIAL CONTRIBUTION ON INCOME

Income tax and social contribution on income are recorded on an accrual basis, and the tax effects on temporary differences are deferred. The provision for income tax and social contribution on income recognized in the income statement are as follows:

PARENT COMPANY	CONSOLIDATED
	09/30/07	09/30/06	09/30/07	09/30/06
Income Before Taxes and Interest	621,754	80,748	567,011	(47,769)
Income of Companies Not Subject to Income Tax and Social Contribution Calculation	-	-	15,251	51,925
Total of Taxeble Income	621,754	80,748	582,262	4,156
Corporate Income Tax - IRPJ
IRPJ on Taxable Income (10%+15%=25%)	(155,438)	(20,187)	(145,565)	(1,039)
Permanent Additions	(54,523)	(93,371)	(37,990)	(27,091)
Equity in Subsidiaries	(38,778)	(69,204)	-	-
Amortization of Goodwill	(4,139)	(4,139)	(17,175)	(5,314)
Non-operating Equity in Subsidiaries	(495)	-	-	-
Exchange Variation on Investments	-	(7,262)	(2,260)	(4,741)
Investments Loss	-	(3,618)	-	(3,618)
Other Additions	(11,111)	(9,148)	(18,555)	(13,418)
Permanent Exclusions	2,601	3,490	13,091	9,265
Non-Operating Equity in Subsidiaries	-	-	185	-
Recovered of Federal Taxes	-	1,387	-	1,387
Investment Dividends at Acquisition Cost	96	66	96	66
Other Exclusions	2,505	2,037	12,810	7,812
Tax Losses Offset	-	-	2,067	1,813
Others	750	1,356	1,056	1,694
Effect of IRPJon Statement of Income	(206,610)	(108,712)	(167,341)	(15,358)
Social Contribution on Net Income - CSLL
CSLL on Taxed Result (9%)	(55,958)	(7,267)	(52,404)	(374)
Permanent Additions	(18,569)	(32,616)	(12,783)	(8,713)
Equity in Subsidiaries	(13,960)	(24,914)	-	-
Amortization of Goodwill	(1,490)	(1,490)	(6,183)	(1,913)
Non-operating Equity in Subsidiaries	(178)	-	(181)	-
Exchange Variation on Investments	-	(2,614)	(813)	(1,707)
Investments Loss	-	(1,303)	-	(1,303)
Other Additions	(2,941)	(2,295)	(5,606)	(3,790)
Permanent Exclusions	238	705	4,194	2,763
Recovery of Federal Taxes	-	499	-	499
Investments Dividends at Acquisition Costs	34	24	34	23
Other Exclusions	204	182	4,160	2,241
Offset of Negative Calculation Basis	-	-	739	654
Other	-	(50)	149	28
Effect of CSLL on Statement of Income	(74,289)	(39,228)	(60,105)	(5,642)
Effect of IRPJ and CSLL on Statement of Income	(280,899)	(147,940)	(227,446)	(21,000)

Page: 45

17. CASH, BANK ACCOUNTS AND HIGH-LIQUID INVESTMENTS

PARENT COMPANY	CONSOLIDATED
	09/30/07	06/30/07	09/30/07	06/30/07
Cash	3,736	3,914	4,153	4,171
Bank Accounts	45,982	48,740	71,875	117,783
High-Liquidity Investments	11,613	155,139	1,528,081	1,383,245
Total	61,331	207,793	1,604,109	1,505,199

The breakdown of the immediate liquidity investment portfolio is shown below:

PARENT COMPANY	CONSOLIDATED
	09/30/07	06/30/07	09/30/07	06/30/07
Exclusive Investment Funds
Government Bonds	9,022	150,661	1,327,235	1,239,627
Private Bonds	877	5,059	117,928	105,863
Overnight	197	315	54,512	31,581
Derivatives	7	-	1,480	-
Provision for Income Tax - Adjustment	(75)	(540)	(10,406)	(5,457)
Total Exclusive Investment Funds	10,028	155,495	1,490,749	1,371,614
CDB	-	-	3,491	3,305
Open Investment Funds	-	-	31,420	273
Foreign Investments- Deposit Certificates	1,921	-	2,757	8,409
Total Investments	11,949	155,495	1,528,417	1,383,601

Partial block by judicial determination	(336)	(356)	(336)	(356)
Total High-Liquidity Financial Investments	11,613	155,139	1,528,081	1,383,245

Exclusive investment funds, which are regularly audited and for which there is no unqualified opinion, are subject to liabilities restricted to the payment of services rendered by the asset management, attributed to investment operations, such as custody, audit and other expenses rates, not existing relevant financial liabilities, as well as Company’s assets to guarantee those liabilities.

Statement of Cash Flows

PARENT COMPANY	CONSOLIDATED
	30/09/07	30/09/06(1)	30/09/07	30/09/06(1)
Operating Activities
Net Income for the Period	585,855	177,808	585,855	177,808
Minority Interest	-	-	(1,290)	(1,577)
Income Items not Affecting Cash	2,268,687	2,768,110	2,510,177	2,981,948
Depreciation and Amortization	1,473,813	1,659,861	1,880,673	2,010,265
Losses on Accounts Receivable	207,941	273,762	249,450	304,971
Provision for Doubtful Accounts	(199)	(20,413)	14,744	(16,470)
Provision for Contingencies	416,917	323,401	436,333	334,477
Provision (Reversion) for Pension Funds	12,266	28,270	12,266	28,270
Deferred Taxes	435	185,951	(82,314)	316,767
Loss (Gain) with Investments	1,980	-	-	-
Income in Permanent Assets Write-off	423	11,415	(975)	3,710
Equity in Subsidiaries	155,111	305,863	-	-
Other (Revenues) Expenses	-	-	-	(42)

To be continued

Page: 46

...continued

Equity Changes	(1,301,156)	(1,077,713)	(1,398,872)	(1,393,970)
Trade Accounts Receivable	(316,496)	(168,155)	(394,161)	(202,291)
Inventories	802	784	25,634	34,881
Judicial Deposits	(650,201)	(184,739)	(652,932)	(187,551)
Contractual Retentions	-	(92,156)	-	(192,156)
Payroll, Social Changes and Benefits	29,355	23,556	28,575	23,311
Accounts Payable and Accrued Expenses	131,271	(68,781)	60,357	(58,625)
Taxes	155,916	(259,272)	178,558	(503,665)
Financial Charges	(150,811)	25,886	(151,107)	64,492
Authorizations for Services Exploitation	(67,363)	50,435	(49,313)	76,342
Provisions for Contingencies	(348,985)	(273,966)	(355,423)	(277,085)
Provisions for Pension Funds	(67,165)	(96,149)	(67,165)	(96,149)
Other Assets and Liabilities Accounts	(17,479)	(35,156)	(21,895)	(75,474)
Cash Flow from Operating Activities	1,553,386	1,868,205	1,695,870	1,764,209

Investment Activities
Temporary Investments	(115,807)	(204,757)	(115,853)	(196,446)
Funds Obtained in the Sale of Permanent Assets	1,016	11,506	2,335	11,648
Investments in Permanent Assets	(1,646,045)	(1,303,822)	(952,952)	(1,240,749)
Cash Flow from Investment Activities	(1,760,836)	(1,497,073)	(1,066,470)	(1,425,547)

Financing Activities
Dividends/Interest on Shareholders’ Equity Paid in the Period	(351,798)	(319,342)	(351,798)	(319,342)
Loans and Financing	(1,211,786)	(69,855)	(1,215,101)	(66,828)
Loans Obtained	-	1,112,181	136	1,115,208
Loans Settled	(1,211,786)	(1,182,036)	(1,215,237)	(1,182,036)
Operations with Owned Shares	-	29	-	29
Other Flows from Financing Activities	-	7	-	7
Cash Flow from Financing Activities	(1,563,584)	(389,161)	(1,566,899)	(386,134)

Cash Flow for the Period	(1,771,034)	(18,029)	(937,499)	(47,472)

Cash, Bank Accounts and High-Liquidity Investments
Closing Balance	61,331	1,461,011	1,604,109	1,682,611
Opening Balance (on December 31)	1,832,365	1,479,040	2,541,608	1,730,083
Variation	(1,771,034)	(18,029)	(937,499)	(47,472)
(1)Reclassification in some lines of cash flows of 09/30/06 took place, aiming at the adequacy to the way presented in the current year.

Page: 47

Supplementary Cash Flow Information

PARENT COMPANY	CONSOLIDATED
	09/30/07	09/30/06	09/30/07	09/30/06
Income Tax and Social Contribution Paid	188,635	-	209,435	9,711
Interest Paid from Loans and Financings (Includes Debentures)	359,260	449,796	359,695	450,067

18. TEMPORARY INVESTMENTS

The Company has securities issued by the Government of Austria, with compensation bound to a CDI variance percentage. The maturity date of these securities will be 12/20/07, and the updated amount on the closing date of the quarter was R$ 205,205 (R$ 200,752 on 06/30/07).

19. TRADE ACCOUNTS RECEIVABLE

The amounts related to accounts receivable are as follows:

PARENT COMPANY	CONSOLIDATED
	09/30/07	06/30/07	09/30/07	06/30/07
Billed Services	1,482,672	1,402,530	1,688,278	1,570,498
Services to be Billed	836,651	852,626	881,716	899,231
Sales of Goods	366	724	57,692	64,245
Subtotal	2,319,689	2,255,880	2,627,686	2,533,974
Provision for Doubtful Receivables	(318,726)	(342,270)	(370,065)	(389,740)
Services Rendered	(318,726)	(342,270)	(365,160)	(385,444)
Sales of Goods	-	0	(4,905)	(4,296)
Total	2,000,963	1,913,610	2,257,621	2,144,234
Due	1,540,574	1,433,213	1,740,097	1,622,102
Past due:
01 to 30 days	364,048	366,133	403,886	395,823
31 to 60 days	100,671	105,873	119,168	121,033
61 to 90 days	64,746	69,403	75,201	79,189
91 to 120 days	50,263	59,120	60,215	66,092
More than 120 days	199,387	222,138	229,119	249,735

Page: 48

20. INVENTORIES

The maintenance and resale inventories, to which provisions are recorded for losses or adjustments to the forecast in which they must be realized, are composed as follows:

PARENT COMPANY	CONSOLIDATED
	09/30/07	06/30/07	09/30/07	06/30/07
Inventory for Resale (Cell Phones and Accessories)	-	-	61,064	56,875
Maintenance Inventory	5,219	5,962	6,001	6,725
Provision for the Adjustment to the of Realization Value	-	-	(28,048)	(25,199)
Provision for Potencial Losses	(347)	(1,592)	(487)	(1,732)
Total	4,872	4,370	38,530	36,669

21. LOANS AND FINANCING - ASSETS

PARENT COMPANY	CONSOLIDATED
	09/30/07	06/30/07	09/30/07	06/30/07
Loans and Financing	7,998	8,051	8,015	8,068
Total	7,998	8,051	8,015	8,068
Current	1,621	1,409	1,638	1,426
Long-term	6,377	6,642	6,377	6,642

Loans and financing credits refer to the transfer of financial resources to the company responsible for the production of phone directories, and result from the sale of fixed assets to other telephony companies. The variations of IGP-DI and IPA-OG/Industrial Products of Column 27 issued by Fundação Getulio Vargas – FGV are incurred.

22. DEFERRED AND RECOVERABLE TAXES

PARENT COMPANY	CONSOLIDATED
	09/30/07	06/30/07	09/30/07	06/30/07
Deferred Taxes	779,797	768,879	1,474,870	1,442,559
Other Taxes Recoverable	706,805	759,177	910,840	940,223
Total	1,486,602	1,528,056	2,385,710	2,382,782
Current	775,338	841,269	985,105	1,018,308
Long-term	711,264	686,787	1,400,605	1,364,474

Page: 49

Deferred taxes related to Corporate Income Tax and Social Contribution on Income

PARENT COMPANY	CONSOLIDATED
	09/30/07	06/30/07	09/30/07	06/30/07
Corporate Income Tax
Deferred Income Tax on:
Tax Losses	-	-	476,796	466,793
Provisions for Contingencies	264,104	258,436	267,728	261,320
Provision for Pension Plan Actuarial Insufficiency Coverage	148,579	137,786	148,579	137,786
Provision for Doubtful Receivables	79,682	85,568	91,924	96,701
ICMS - Agreements No. 69/98 and 78/01	42,085	40,828	48,476	46,399
Interest on Shareholders’ Equity - Pro-Rata	-	16,584	-	16,584
Provision for Suspended Collection - FUST	13,181	11,840	14,905	13,186
Provision for Inventory Material Loss	10,451	9,033	12,675	9,971
Provision for Profit Sharing	9,782	5,780	10,644	6,402
Provision for Cofins/CPMF/INSS Suspended Collection	12,694	5,416	14,033	5,953
Provision for Losses - BIA	-	-	598	598
Other Provisions	10,443	9,230	15,586	14,010
Subtotal	591,001	580,501	1,101,944	1,075,703
Social Contribution on Income
Deferred Social Contribution on:
Negative Calculation Basis	-	-	172,976	168,946
Provisions for Contingencies	95,077	93,037	96,382	94,075
Provision for Pension Funds Actuarial Insufficiency Coverage	53,488	49,603	53,488	49,603
Provision for Doubtful Receivables	28,685	30,804	33,093	34,812
Interest on Shareholders’ Equity - Pro-Rata	-	5,970	-	5,970
Provision for Inventory Material Loss	3,762	3,252	4,563	3,589
Provision for Employee Profit Sharing	4,023	2,389	4,333	2,613
ICMS Agreement No. 78/01	-	-	2,265	1,977
Provision for Losses - BIA	-	-	215	215
Other Provisions	3,761	3,323	5,611	5,056
Subtotal	188,796	188,378	372,926	366,856
Total	779,797	768,879	1,474,870	1,442,559
Current	237,380	257,870	279,211	293,317
Long-term	542,417	511,009	1,195,659	1,149,242

The following table shows the periods in which the deferred tax assets corresponding to income tax and social contribution on net income are expected to be realized, which are derived from temporary differences between book value on the accrual basis and the taxable income, as well as in the tax loss and in the negative basis of social contribution, when existing. The realization periods are based on a technical study that used forecast future taxable income, generated in fiscal years when the temporary differences will become deductible expenses for tax purposes. These assets are recorded in accordance with CVM Instruction 371/02 requirements, and at the closing of the fiscal years the technical study is submitted to the approval of the board of executive officers and the Board of Directors, as well as its examination by the finance committee.

Page: 50

PARENT COMPANY	CONSOLIDATED
2007	56,127	66,858
2008	262,416	297,736
2009	116,998	141,525
2010	70,080	99,649
2011	74,911	129,440
2012 to 2014	93,568	377,636
2015 to 2016	23,488	279,817
After 2016	82,209	82,209
Total	779,797	1,474,870
Current	237,380	279,211
Long-term	542,417	1,195,659

The recoverable amount expected after 2016 is a result of a provision to cover an actuarial insufficiency of pension plans that is being settled according to the maximum remaining period of 14 years and 6 months, in line with the period established by the Supplementary Pension Department (“SPC”). Despite the time limit stipulated by the SPC and according to the estimated future taxable income, the Company presents conditions to fully offset the deferred taxes in a period lower than ten years, if it opts to fully anticipate the payment of the debt. Tax credits in the amount of R$139,211, attributed to the Consolidated, were not recorded due to the non-existence of necessary requirements for the history and/or future forecast of taxable income in VANT, BrT Multimídia and BrT CS, companies controlled by the Company.

Other Taxes Recoverable

They are comprised of federal withholding taxes and payments made, calculated based on legal estimates, which will be offset against future tax obligations. The ICMS recoverable arises, for the most part, from credits recorded in the acquisition of fixed assets, whose compensation with ICMS payable may occur in up to 48 months, according to Supplementary Law 102/00.

PARENT COMPANY	CONSOLIDATED
	09/30/07	06/30/07	09/30/07	06/30/07
ICMS	394,500	449,247	516,538	563,395
PIS and COFINS	62,892	150,711	91,772	176,003
Corporate Income Tax	187,387	119,441	229,958	153,420
Social Contribution on Net Income	61,190	39,243	68,045	43,365
Other	836	535	4,527	4,040
Total	706,805	759,177	910,840	940,223
Current	537,958	583,399	705,894	724,991
Long-term	168,847	175,778	204,946	215,232

Page: 51

23. INCOME SECURITIES

Represented by bank deposit certificates (CDB) of Banco de Brasília S.A. – BRB, remunerated with 94% and 95% of SELIC rate, maintained as guarantee of the financing obtained through Programa de Promoção do Desenvolvimento Econômico e Sustentável do Distrito Federal (Program to Promote Integrated Economic and Sustainable Development of the Federal District – PRÓ-DF). These income securities will be kept during the period of utilization and amortization of financing (liability), whose grace period establishes the first payment for year 2019, payable in 180 monthly, consecutive installments. This asset may be used to pay the final installments of that financing.

PARENT COMPANY	CONSOLIDATED
	09/30/07	06/30/07	09/30/07	06/30/07
Banco de Brasília S.A. - BRB - Bank Deposit Certificates	872	845	3,604	3,510
Total	872	845	3,604	3,510
Long-term	872	845	3,604	3,510

24. JUDICIAL DEPOSITS

Balances of judicial deposits related to contingencies with level of possible and remote risk of loss.

PARENT COMPANY	CONSOLIDATED
Blocking by Nature of Liabilities	09/30/07	06/30/07	09/30/07	06/30/07
Labor	233,590	219,327	234,399	220,246
Tax	89,980	100,607	94,187	104,870
Civil	863,687	527,344	868,045	530,337
Total	1,187,257	847,278	1,196,631	855,453
Current	298,501	217,899	300,275	219,123
Long-term	888,756	629,379	896,356	636,330

The judicial deposits subject to liability provisions are shown on a deductive basis of such provisions. Refer to Notes 7 and 32.

25. OTHER ASSETS

PARENT COMPANY	CONSOLIDATED
	09/30/07	06/30/07	09/30/07	06/30/07
Advances to Suppliers	26,648	48,329	34,220	53,960
Advances to Employees	30,838	32,671	36,558	38,738
Receivable from Other Telecom Companies	8,807	8,296	8,807	8,296
Prepaid Expenses	76,761	95,238	102,794	135,644
Compulsory Deposits	1,562	1,562	1,562	1,562
Assets for Sale	1,774	1,352	1,774	1,352
Contractual Guarantees and Retentions	330	353	1,051	1,071
Other	11,925	6,409	20,203	16,110
Total	158,645	194,210	206,969	256,733
Current	127,867	166,369	169,338	220,712
Long-term	30,778	27,841	37,631	36,021

Page: 52

26. INVESTMENTS

PARENT COMPANY	CONSOLIDATED
	09/30/07	06/30/07	09/30/07	06/30/07
Investments Carried Under the Equity in Subsidiaries	3,498,297	3,533,805	-	-
14 Brasil Telecom Celular S.A.	2,734,720	2,764,510	-	-
BrT Serviços de Internet S.A.	429,848	448,179	-	-
Brasil Telecom Cabos Submarinos Ltda.	149,149	141,217	-	-
BrT Comunicação Multimídia Ltda.	184,181	179,896	-	-
Brasil Telecom Call Center S.A.	399	3	-	-
Advances for Future Capital Increase	310,122	34,745	-	-
BrT Serviços de Internet S.A.	6,695	6,695	-	-
Vant Telecomunicações S.A.	9,112	5,050	-	-
BrT Comunicação Multimídia Ltda.	27,130	23,000	-	-
14 Brasil Telecom Celular S.A.	267,185	-	-	-
Goodwill Paid on Acquisition of Investments, Net	34,949	40,468	178,853	205,393
MTH Ventures do Brasil Ltda.	34,949	40,468	34,949	40,468
iG Cayman Ltd.	-	-	106,723	118,436
IBEST companies	-	-	35,770	44,608
Empresas BRT Cabos Submarinos	-	-	1,411	1,881
Interest Valued at Acquisition Cost	39,148	39,148	39,148	39,148
Tax Incentives, Net of Provision for Loss	24,395	23,945	24,396	23,945
Other Investments	373	373	389	389
Total	3,907,284	3,672,484	242,786	268,875

The Company holds a 100% interest in the capital stock of Vant Telecomunicações S.A. On the quarter closing date, VANT negative shareholders’ equity was R$9,904 (R$12,308 on 06/30/07), and a provision at the amount of the unsecured liabilities of the Subsidiary was recorded in the Company.

The advances for future capital increase in favor of the subsidiaries were considered investments, for the purpose of statement, since the allocated investments are waiting for the formalization of the corporate acts of these companies to perform the respective capital increases.

Interest Valued Using the Equity Method of Accounting: the main data related to directly controlled companies are as follows:

	BrT Celular		BrT I		BrT CS(1)
	09/30/07	06/30/07	09/30/07	06/30/07	09/30/07	06/30/07
Shareholders’ Equity	2,734,720	2,764,510	429,848	448,179	149,149	141,217
Capital	3,909,738	3,909,738	505,149	505,149	272,744	272,744
Book Value per Outstanding Share/Quota (R$)	699.46	707.08	636.15	663.28	0.55	0.52
Number of Shares/Quotas held by the Company
Common Shares	3,909,738	3,909,738	675,703	675,703	-	-
Quotas	-	-	-	-	272,443,966	272,443,966
Ownership % in Subsidiary’s Capital Company’s Capital Stock
In Total Capital	100%	100%	100%	100%	99.99%	99.99%
In Voting Capital	100%	100%	100%	100%	99.99%	99.99%

	09/30/07	09/30/06	09/30/07	09/30/06	09/30/07	09/30/06
Net Income (Loss) at end of quarter	(130,151)	(253,086)	(42,611)	19,553	16,470	(53,456)

Page: 53

(1) The Company’s direct investments in BrT CS started on January 2, 2007, with the transfer of investment then held by subsidiary BrTI. This transfer resulted in the reduction of BrTI’s capital stock, existing in favor of the Company.

	MTH		BrT Multimídia		VANT
	09/30/07	06/30/07	09/30/07	06/30/07	09/30/07	06/30/07
Shareholders’ Equity	-	-	205,023	200,254	(9,904)	(12,308)
Capital	-	-	414,233	414,233	123,300	123,300
Book Value per Outstanding Share/Quota (R$)	-	-	0.49	0.48	(0.08)	(0.09)
Number of Shares/Quotas Held by the Company
Common Shares	-	-	-	-	123,299,999	123,299,999
Quotas	-	-	372,123,000	372,123,000	-	-
Ownership % in Subsidiary’s Capital
In Total Capital	-	-	89.83%	89.83%	99.99%	99.99%
In Voting Capital	-	-	89.83%	89.83%	99.99%	99.99%

	09/30/07	09/30/06	09/30/07	09/30/06	09/30/07	09/30/06
Net Income (Loss) at end of quarter		(8,807)	3,053	(1,717)	(1,557)	483

The equity in subsidiaries result is composed of the following values:

	Operating		Non-Operating
	09/30/07	09/30/06	09/30/07	09/30/06
14 Brasil Telecom Celular S.A.	(130,151)	(253,086)	-	-
BrT Serviços de Internet S.A.	(42,611)	19,553	(1,980)	-
Brasil Telecom Cabos Submarinos Ltda.	16,470	-	-	-
BrT Subsea Cable Systems (Bermudas) Ltd.(1)	-	(64,003)	-	-
MTH Ventures do Brasil Ltda.	1,618	(8,807)	-	-
BrT Comunicação Multimídia Ltda.	1,120	-	-	-
Vant Telecomunicações S.A.	(1,557)	483	-	-
Brasil Telecom Call Center S.A.	-	(1)	-	-
Santa Bárbara dos Pantanal S.A.	-	(1)	-	-
Santa Bárbara dos Cerrado S.A.	-	(1)	-	-
Total	(155,111)	(305,863)	(1,980)	-

(1)	It includes exchange variation, bound to investment abroad.
The investments that the Company had in BrT SCS Bermuda were transferred to BrTI on September 1, 2006, who paid back as a capital increase in favor of the Company.

The subsidiary Santa Bárbara dos Pinhais S.A. is a wholly-owned subsidiary, the shareholders’ equity of which is R$ 399 (R$ 3 on 06/30/07), and is not operating.

Equities assessed using the cost of acquisition: correspond to shareholding obtained by converting shares or capital quotas of the tax incentive investments in the FINOR/FINAM regional programs, the Incentive Law for Information Technology Companies, and the Audiovisual Law. The amount is predominantly composed of shares of other telecommunications companies located in the regions covered by the regional incentives.

Fiscal incentives: arise from investments in FINOR/FINAM and audiovisual funds, originated in the portions allocated to income tax due.

Other investments: are related to collected cultural assets.

Page: 54

27. PROPERTY, PLANT AND EQUIPMENT

PARENT COMPANY
Property, Plant and Equipment Nature	Annual Depreciation Rates	09/30/07			06/30/07
		Cost	Cumulated Depreciation	Net Value	Net Value
Works in Progress	-	237,332	-	237,332	248,976
Public Switching Equipment	20%	4,990,138	(4,836,910)	153,228	199,498
Equipment and Transmission Means	17%(1	11,052,682	(9,580,633)	1,472,049	1,580,610
Termination	20%	509,545	(468,241)	41,304	37,687
Data Communication Equipment	20%	2,016,198	(1,315,648)	700,550	723,829
Buildings	4.2%	917,779	(542,827)	374,952	382,029
Infrastructure	8.8%(1	3,582,140	(2,428,781)	1,153,359	1,194,402
Assets for General Use	18.5%(1	885,084	(678,283)	206,801	208,593
Land	-	82,636	-	82,636	82,799
Other Assets	20%	66	-	66	66
Total		24,273,600	(19,851,323)	4,422,277	4,658,489
(1) Weighed annual average rate.

According to the STFC concession agreements, the Company’s assets that are indispensable to providing the service and qualified as “revertible assets” will be automatically reverted to ANATEL when the concession ends, and the Company will be entitled to indemnifications established in the legislation and in the respective agreements. The amount of reversible assets on the quarter closing date was R$ 21,370,814 for cost, with residual value of R$ 3,343,062.

CONSOLIDATED
Property, Plant and Equipment Nature	Annual Depreciation Rates	09/30/07			06/30/07
		Cost	Cumulated Depreciation	Net Value	Net Value
Works in Progress	-	396,889	-	396,889	348,456
Public Switching Equipment	20%	5,139,072	(4,900,236)	238,836	285,389
Equipment and Transmission Means	17%(1	12,335,496	(10,223,804)	2,111,692	2,256,109
Termination	20%	510,475	(468,820)	41,655	38,027
Data Communication Equipment	20%	2,092,197	(1,365,446)	726,751	750,682
Buildings	4.2%	950,123	(557,003)	393,120	401,131
Infrastructure	8.8%(1	3,832,916	(2,520,661)	1,312,255	1,357,864
Assets for General Use	18.5%(1	1,131,753	(801,321)	330,432	337,158
Land	-	84,667	-	84,667	84,830
Other Assets	20%	66	-	6	66
Total		26.473.654	(20.837.291)	5.636.363	5.859.712
(1) Annual weighted average rate

Insurances

The Company holds insurance policy programs for covering revertible assets, loss of profits and contractual guarantees, as established in the Concession Agreement executed with the public power, and civil liability for telephony service operations.

The assets, liabilities and interests covered by insurance are:

Page: 55

Mode	Scope	Insured Value
		09/30/07	06/30/07
Operating Risks	Buildings, machines and equipment, premises, call centers, towers, infrastructure and IT equipment	12,698,975	12,698,975
Loss of Profits	Fixed expenses and net profit	8,669,400	8,669,400
Contractual guarantees	Fulfillment of contractual obligations	89,405	89,405
Civil Liability	Telephony service operations	12,000	12,000

There is also an insurance coverage related to civil liability of managers, supported by a policy of Brasil Telecom Participações S.A., related to the Holding Company and Company, which total value is equivalent to US$ 50,000,000.00 (fifty million American dollars).

There is no insurance coverage for the optional civil liability, related to casualties with vehicles of the Company, involving third parties.

28. INTANGIBLE ASSETS

PARENT COMPANY
	09/30/07			06/30/07
	Cost	Cumulated Amortization	Net Value	Net Value
Data Processing Systems	1,656,210	(1,160,541)	495,669	525,631
Trademarks and Patents	1,121	(748)	373	374
Other	56,968	(14,447)	42,521	18,923
Total	1,714,299	(1,175,736)	538,563	544,928

CONSOLIDATED
	09/30/07			06/30/07
	Cost	Cumulated Amortization	Net Value	Net Value
Data Processing Systems	2,102,029	(1,358,220)	743,809	780,570
Regulatory Licenses	325,368	(71,892)	253,476	259,658
Trademarks and Patents	1,380	(754)	626	628
Other	72,749	(16,874)	55,875	32,640
Total	2,501,526	(1,447,740)	1,053,786	1,073,496

29. DEFERRED CHARGES

PARENT COMPANY
	09/30/07			06/30/07
	Cost	Cumulated Amortization	Net Value	Net Value
Installation and Reorganization Costs	64,983	(44,442)	20,541	15,184
Other	14,249	(10,672)	3,577	3,861
Total	79,232	(55,114)	24,118	19,045

Page: 56

CONSOLIDATED
	09/30/07			06/30/07
	Cost	Cumulated Amortization	Net Value	Net Value
Installation and Reorganization Costs	285,508	(181,595)	103,913	109,049
Others	14,249	(10,672)	3,577	3,868
Total	299,757	(192,267)	107,490	112,917

30. PAYROLL, AND RELATED CHARGES

	PARENT COMPANY		CONSOLIDATED
	09/30/07	06/30/07	09/30/07	06/30/07
Salaries and Compensation	264	151	915	782
Payroll Charges	77,860	66,533	89,562	78,115
Benefits	7,698	4,724	8,453	5,304
Others	7,676	5,497	8,206	5,943
Total	93,498	76,905	107,136	90,144

31. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	PARENT COMPANY		CONSOLIDATED
	09/30/07	06/30/07	09/30/07	06/30/07
Suppliers	1,093,522	1,055,892	1,377,048	1,317,604
Third-Party Consignments	102,072	102,899	105,825	108,052
Total	1,195,594	1,158,791	1,482,873	1,425,656
Current	1,173,230	1,134,846	1,459,374	1,401,336
Long-term	22,364	23,945	23,499	24,320

The amounts recorded under long-term are derived from liabilities to remunerate the third party network, the settlement of which depends on verification between the operators, such as the reconciliation of traffic.

32. INDIRECT TAXES

	PARENT COMPANY		CONSOLIDATED
	09/30/07	06/30/07	09/30/07	06/30/07
ICMS, net of Judicial Deposits of Agreement 69/98	569,130	607,091	660,206	691,211
ICMS	794,614	825,193	885,958	909,532
Judicial Deposits referring to Agreement ICMS 69/98	(225,484)	(218,102)	(225,752)	(218,321)
Taxes on Operating Revenue (COFINS and PIS)	93,598	63,988	111,887	76,088
Other	38,494	38,279	58,030	56,616
Total	701,222	709,358	830,123	823,915
Current	645,914	683,685	767,060	793,433
Long-term	55,308	25,673	63,063	30,482

The balance referring to ICMS comprises amounts resulting from the Agreement no. 69/98, which has been questioned in Court, and court deposits have been monthly made. It also includes the ICMS deferral, based on incentives by the government of the State of Paraná.

Page: 57

33. TAXES ON INCOME

PARENT COMPANY	CONSOLIDATED
	09/30/07	06/30/07	09/30/07	06/30/07
Corporate Income Tax
Payable Due	260,598	156,167	276,242	168,946
Law no. 8.200/91 - Special Monetary Restatement	5,630	5,790	5,630	5,790
Subtotal	266,228	161,957	281,872	174,736
Social Contribution on Income
Payable Due	85,933	51,652	91,492	54,587
Law no. 8.200/91 - Special Monetary Restatement	2,027	2,084	2,027	2,084
Subtotal	87,960	53,736	93,519	56,671
Total	354,188	215,693	375,391	231,407
Current	296,783	165,224	317,472	180,423
Long-term	57,405	50,469	57,919	50,984

34. DIVIDENDS/INTEREST ON SHAREHOLDERS’ EQUITY AND PROFIT SHARING

PARENT COMPANY	CONSOLIDATED
	09/30/07	06/30/07	09/30/07	06/30/07
Controller Shareholders	140,104	140,104	140,104	140,104
Dividends/Interest on Shareholders’ Equity	164,828	164,828	164,828	164,828
Witholding Income Tax on Interests on Shareholders’ Equity	(24,724)	(24,724)	(24,724)	(24,724)
Minority Interests	128,345	136,557	128,345	136,557
Dividends/Interest on Shareholders’ Equity	80,172	80,172	80,172	80,172
Witholding Income Tax on Interests on Shareholders’ Equity	(12,026)	(12,026)	(12,026)	(12,026)
Unclaimed Dividends of Previous Years	60,199	68,411	60,199	68,411
Total Shareholders	268,449	276,661	268,449	276,661
Employees and Management Profit Sharing	50,445	32,365	60,087	38,902
TOTAL	318,894	309,026	328,536	315,563

35. LOANS AND FINANCING (Includes Debentures)

PARENT COMPANY	CONSOLIDATED
	09/30/07	06/30/07	09/30/07	06/30/07
Financing	3,850,243	4,118,490	3,869,647	4,137,758
Acrued Interest and Other on Financing	138,871	164,977	139,222	165,208
Total	3,989,114	4,283,467	4,008,869	4,302,966
Current	654,093	782,391	654,444	782,622
Longterm	3,335,021	3,501,076	3,354,425	3,520,344

Page: 58

Financing

PARENT COMPANY	CONSOLIDATED
	09/30/07	06/30/07	09/30/07	06/30/07
BNDES	1,810,615	2,022,681	1,810,615	2,022,681
Domestic Currency	1,690,270	1,875,550	1,690,270	1,875,550
Basket of Currencies, including dollar	120,345	147,131	120,345	147,131
Financial Institutions	1,055,897	1,169,475	1,075,652	1,188,974
Domestic Currency	34,581	37,698	54,336	57,197
Foreign Currency	1,021,316	1,131,777	1,021,316	1,131,777
Public Debentures	1,121,195	1,089,622	1,121,195	1,089,622
Suppliers - Foreign Currency	1,407	1,689	1,407	1,689
Total	3,989,114	4,283,467	4,008,869	4,302,966
Current	654,093	782,391	654,444	782,622
Long-term	3,335,021	3,501,076	3,354,425	3,520,344

Financing denominated in domestic currency: bear of (i) fixed interest of 2.4% per year at 11.5% per year, resulting in a weighed average rate of 7.22% per year; and (ii) variable interest based on TJLP plus 2.3% to 6.5% per year, UMBNDES plus 5.9% to 6.5% per year, 104% of CDI, resulting in a weighed average rate of 11.04% per year.

Financing denominated in foreign currency: bear of (i) fixed interest of 1.75% to 9.38% per year, resulting in a weighed average rate of 9.35% per year; and (ii) variable interest of 0.5% per year over LIBOR and 1.92% per year over YEN LIBOR, resulting in a weighed average rate of 3.29% per year. LIBOR and YEN LIBOR rates on 09/30/07, for semestral payments, were 5.4% per year and 1.0825% per year, respectively.

Public Debentures:

Forth Public Issue: 108,000 debentures not convertible into shares without renegotiation clause, for the unit face value of R$10, amounting to R$1,080,000 on July 1, 2006. The payment term is seven years, maturing on June 1, 2013. The remuneration corresponds to the interest rate of 104.0% of CDI and its payment periodicity is semiannual. Amortization, which shall indistinctly consider all debentures, will occur annually as from June 1, 2011, in three installments of 33.3%, 33.3% and 33.4% of the unit face value, respectively. On the quarter closing date there were no issuance debentures in Treasury.

Payment schedule

The long-term debt is scheduled to be paid in the following fiscal years:

PARENT COMPANY	CONSOLIDATED
	09/30/07	06/30/07	09/30/07	06/30/07
2008	63,556	220,876	63,556	220,876
2009	535,266	531,947	535,266	531,947
2010	596,583	593,270	596,583	593,270
2011	656,717	654,821	656,717	654,821
2012	520,849	520,778	520,849	520,778
2013	521,587	521,500	521,587	521,500
2014 onwards	440,463	457,884	459,867	477,152
Total	3,335,021	3,501,076	3,354,425	3,520,344

Page: 59

Currency/index debt composition

PARENT COMPANY	CONSOLIDATED
Updated by	09/30/07	06/30/07	09/30/07	06/30/07
TJLP (Long-Term Interest Rate)	1,690,270	1,875,550	1,690,270	1,875,550
CDI	1,121,195	1,089,622	1,121,195	1,089,622
US Dollars	399,748	434,547	399,748	434,547
Yens	242,586	272,978	242,586	272,978
Hedge on the Debt in Yens	380,389	425,941	380,389	425,941
UMBNDES - BNDES Basket of Currency	113,524	134,695	113,524	134,695
Hedge of Debt in UMBNDES	6,821	12,436	6,821	12,436
IGP/DI	5,791	5,756	25,546	25,255
Other	28,790	31,942	28,790	31,942
Total	3,989,114	4,283,467	4,008,869	4,302,966

Guarantees

Certain loans and financing contracted are guaranteed by collateral of pledge of credit rights derived from the provision of telephony services and the Parent Company’s surety.

The Company has hedge contracts on 52.1% of its U.S. dollar-denominated and yen loans and financing with third parties and 5.3% of the debt in UMBNDES (basket of currencies) with the BNDES, to protect against significant fluctuations in the quotations of these debts restatement factors. On the closing date of the quarter, taking into account the hedge operations and foreign currency investments, the Company had an effective exposure of 11.4% (14.0% on 06/30/07). The gains and losses on these contracts are recognized on the accrual basis.

Public debentures have personal guarantee, through surety granted by Brasil Telecom Participações S.A. According to the deed of issue, the Parent Company, in the capacity as intervening guarantor undertakes before the debenture holders as primary obligor and guarantor, to be jointly liable for all obligations assumed by the Company related to such debentures.

36. LICENCES AND CONCESSIONS TO EXPLOIT SERVICES

CONSOLIDATED
	09/30/07	06/30/07
Personal Mobile Service	295,298	283,357
Other Licences	10,770	10,177
Total	306,068	293,534
Current	74,927	71,873
Long -term	231,141	221,661

The licenses for Personal Mobile Services (SMP) are represented by the terms signed, in 2002 and 2004, by the subsidiary 14 Brasil Telecom Celular S.A. with ANATEL, to offer SMP Services for the next fifteen years in the same area of operation where the Company has a concession for fixed telephony. Out of the contracted value, 10% was paid at the time of signing the contract, and the remaining balance was fully recognized in the subsidiary’s liabilities to be amortized in equal, consecutive annual installments, with maturities foreseen for the years 2007 to 2010 (balance of four installments), and 2008 to 2012 (balance of five installments), depending on the fiscal year when the agreements were executed. The remaining balance is adjusted by the variation of IGP-DI, plus 1% per month.

Page: 60

The amount of other licenses pertains to BrT Multimídia and refers to the authorization granted to the use of radiofrequency blocks associated with the exploitation of multimedia communication services. Initially, such granting was obtained from ANATEL by VANT and on April 2006 the transfer registration to BrTMultimídia took place, which assumed the outstanding balance, with a variation of the IGP-M, plus 1% a month. The settlement of the balance of such obligation will be paid in four equal, consecutive and annual installments, falling due in May.

37. PROVISIONS FOR PENSION FUNDS

They refer to the recognition of the actuarial deficit of the pension plans of defined benefit managed by FBrTPREV and the pension plan managed by Fundação 14 appraised by independent actuaries in accordance with CVM Resolution 371/00. Such sponsored plans are detailed in Note 6.

PARENT COMPANY	CONSOLIDATED
	09/30/07	06/30/07
FBrTPREV - BrTPREV Alternativo and Fundador Plans	593,494	550,415
Fundação 14 - PAMEC Plan	820	730
Total	594,314	551,145
Current	41,648	37,960
Long-term	552,666	513,185

38. ADVANCES FROM CLIENTS

PARENT COMPANY	CONSOLIDATED
	09/30/07	06/30/07	09/30/07	06/30/07
Telecommunications Means Assignment	7,663	4,816	80,524	83,831
Prepaid Services	-	-	47,631	43,796
Advances from Clients	344	382	698	671
Total	8,007	5,198	128,853	128,298
Current	2,296	1,185	65,830	62,526
Long-term	5,711	4,013	63,023	65,772

The long-term balance refers to the assignment agreements of telecommunications means, for which the clients made advances aimed at obtaining benefits for a more extensive period, with realization to occur in the following years.

PARENT COMPANY	CONSOLIDATED
	09/30/07	06/30/07	09/30/07	06/30/07
2008	218	348	3,260	3,483
2009	879	716	5,991	6,932
2010	879	716	5,915	6,782
2011	879	716	5,618	6,730
2012	879	716	5,588	6,730
2013	879	716	5,303	6,730
2014	248	85	4,644	6,099
2015 onwards	850	-	26,704	22,286
TOTAL	5,711	4,013	63,023	65,772

Page: 61

39. OTHER LIABILITIES

PARENT COMPANY	CONSOLIDATED
	09/30/07	06/30/07	09/30/07	06/30/07
Liabilities with Other Telecommunications Companies	26,833	5,986	1,616	1,616
Self-Financing Funds - Rio Grande do Sul Branch	24,143	24,143	24,143	24,143
Bank Credits and Repeater Receivables under Processing	10,956	9,715	12,299	11,122
Liabilities from Acquisition of Tax Credits	8,561	9,381	8,561	9,381
Bonuses and Premiums - Next Periods	7,981	3,704	7,981	3,704
Share Groups	5,992	3,124	5,992	3,124
CPMF - Suspended Collection	2,391	2,357	2,391	2,357
Other Taxes	1,833	1,843	9,305	7,690
Self-Financing Installments Reimbursement - PCT	612	618	612	618
Other	3,541	4,080	8,024	12,161
Total	92,843	64,951	80,924	75,916
Current	82,726	59,171	67,886	67,578
Long-term	10,117	5,780	13,038	8,338

Self-financing funds - Rio Grande do Sul branch

They correspond to the credits of capital participation, paid by engaged subscribers, for acquisition of the right of use of switched fixed telephone service, still under the elapsed self-financing modality. It happened that, as the shareholders of the Company had fully subscribed the capital increase made to repay in shares the credits for capital participation, there were no unsold shares to be delivered to the engaged subscribers. Part of these engaged subscribers, who did not accept the Company’s Public Offering for return of the referred credits in cash, as established in article 171, paragraph 2, of Law no. 6,404/76, are awaiting resolution of the ongoing lawsuit, filed by the Public Prosecution Service and Other, aiming at reimbursement in shares.

40. FUNDS FOR CAPITALIZATION

The expansion plans (self-financing) were the means by which the telecommunications companies financed part of the network investments. With the issue of Administrative Rule no 261/97 by the Ministry of Communications, this mechanism for raising funds was eliminated, and the existing amount of R$7,974 (R$7,974 on 06/30/07) derives from plans sold prior to the issue of the Administrative Rule, the corresponding assets to which are already incorporated in the Company’s fixed assets through the Community Telephony Plant – PCT. For reimbursement in shares, it is necessary to await the judicial ruling on the suits brought by the interested parties.

41. INFORMATION PER BUSINESS SEGMENT - CONSOLIDATED

Information per segments is presented in relation to the Company and its subsidiaries’ business, which was identified based on their performance and management structure, as well as the internal management information.

The operations carried out among the business segments presented were based on conditions equivalent to the market.

Page: 62

The income by segment, as well as the equity items presented, takes into consideration the items directly attributable to the segment, also taking into account those which can be allocated on reasonable basis.

	09/30/07
	Fixed Telephony and Data Communications	Mobile Telephony	Internet	Inter-Segment Eliminations	Consolidated
Gross Operating Revenue	10,340,440	1,788,755	323,921	(585,896)	11,867,220
Deductions from Gross Revenue	(3,116,826)	(525,681)	(47,737)	5,495	(3,684,749)
Net Operating Revenue	7,223,614	1,263,074	276,184	(580,401)	8,182,471
Costs of Services Rendered and Goods Sold	(4,113,697)	(1,117,101)	(42,585)	516,999	(4,756,384)
Gross Income	3,109,917	145,973	233,599	(63,402)	3,426,087

Operating Expenses, Net	(1,790,576)	(388,212)	(284,999)	63,534	(2,400,253)
Sale of Services	(668,144)	(322,549)	(195,211)	87,882	(1,098,022)
General and Administrative Expenses	(852,281)	(94,744)	(47,856)	17,878	(977,003)
Other Operating Revenue (Expenses)	(270,151)	29,081	(41,932)	(42,226)	(325,228)

Operating Income (Loss) Before Financial Revenues (Expenses)	1,319,341	(242,239)	(51,400)	132	1,025,834

Trade Accounts Receivable	2,093,010	192,778	104,207	(132,374)	2,257,621
Inventories	4,888	33,642	-	-	38,530
Fixed and Intangible Assets, Net	5,285,477	1,348,667	56,005	-	6,690,149

	09/30/06
	Fixed Telephony and Data Communications	Mobile Telephony	Internet	Inter-Segment Eliminations	Consolidated
Gross Operating Revenue	10,142,393	1,198,663	249,894	(481,579)	11,109,371
Deductions from Gross Revenue	(3,154,033)	(370,382)	(31,338)	2,001	(3,553,752)
Net Operating Revenue	6,988,360	828,281	218,556	(479,578)	7,555,619
Costs of Services Redered and Goods Sold	(4,284,882)	(790,159)	(111,059)	448,619	(4,737,481)
Gross Income	2,703,478	38,122	107,497	(30,959)	2,818,138

Operating Expenses, Net	(1,772,544)	(391,312)	(135,053)	30,983	(2,267,926)
Sale of Services	(756,242)	(307,073)	(87,351)	61,067	(1,089,599)
General and Administrative Expenses	(840,840)	(95,234)	(55,530)	14,893	(976,711)
Other Operating Expenses, Net	(175,462)	10,995	7,828	(44,977)	(201,616)

Operating Income (Loss) Before Financial Revenues (Expenses)	930,934	(353,190)	(27,556)	24	550,212

	06/30/07
	Fixed Telephony and Data Communications	Mobile Telephony	Internet	Inter-Segment Eliminations	Consolidated
Trade Accounts Receivable	1,981,936	172,693	89,676	(100,071)	2,144,234
Inventories	4,385	32,284	-	-	36,669
Fixed and Intangible Assets, Net	5,522,641	1,352,156	58,411	-	6,933,208

Page: 63

42. SUBSEQUENT EVENTS

Relevant Fact

The joint relevant fact is shown below, regarding the Company and Brasil Telecom Participações S.A., disclosed after the closing date of the quarter, and is related to the subject described in the explanation note No. 5.i - Regulatory Aspect Risk – Overlapping of Licenses.

Relevant fact disclosed on October 16, 2007:

"Brasil Telecom Participações S.A. and Brasil Telecom S.A., based on art. 157 of Law No. 6,404/76, and Instruction CVM No. 358/02, transcribe hereby the Relevant Fact disclosed by their shareholders on October 15, 2007, with the relevant clarifications on the transaction value and other conditions, as follows:

TECHOLD PARTICIPAÇÕES
S.A. PUBLICLY TRADED COMPANY
CNPJ No. 02.605.028/0001 -88
NIRE No. 33.3.0026046 -3

RELEVANT FACT

TECHOLD PARTICIPAÇÕES S.A. ("Techold" or "Company"), by fulfilling the dispositions in § 4, article 157 of Law No. 6.404/76 and Instruction CVM No. 358/02 and further changes, and considering the Relevant Fact disclosed on October 19 this year, inform that on October 11, 2007, the Company exercised, in an irrevocable and indefeasible way, its preference right of acquiring all the shares issued by Solpart Participações S.A. ("Solpart"), held by Brasilco S.r.l. ("Brasilco Shares"), as provisioned in the Solpart Shareholders Agreement, under the terms and conditions, and by the price, defined in the"Share Purchase Agreement" and "Letter Agreement", executed on July 18, 2007.

The Company will provide more information as soon as the acquisition of Brasilco Shares is finished.

Rio de Janeiro, October 15, 2007.

TECHOLD PARTICIPAÇÕES S.A.

Page: 64

Mariana Sarmento Meneghetti
Director of Investor Relations"

Brasília, October 16, 2007.

Paulo Narcélio Simões Amaral
Director of Investor Relations Brasil
Telecom Participações S.A. Brasil
Telecom S.A."

-.-.-.-.-.-.-.-.

Page: 65

05.01 - COMMENTS ON THE COMPANY PERFORMANCE IN THE QUARTER

See Comments on Consolidated Performance

Page: 66

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (IN THOUSANDS OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - 09/30/2007	4 - 06/30/2007
1	Total Assets	14,946,819	14,708,400
1.01	Current Assets	5,561,821	5,346,423
1.01.01	Cash and Cash Equivalentes	1,604,109	1,505,199
1.01.01.01	Cash and Banks Accounts	76,028	121,954
1.01.01.02	High-Liquidity Investments	1,528,081	1,383,245
1.01.02	Credits	2,257,621	2,144,234
1.01.02.01	Clients	2,257,621	2,144,234
1.01.02.02	Sundry Credits	0	0
1.01.03	Inventories	38,530	36,669
1.01.04	Others	1,661,561	1,660,321
1.01.04.01	Loans and Financing	1,638	1,426
1.01.04.02	Deferred and Recoverable Taxes	985,105	1,018,308
1.01.04.03	Judicial Deposits	300,275	219,123
1.01.04.04	Contractual Withholdings	0	0
1.01.04.05	Temporary Investments	205,205	200,752
1.01.04.06	Other Assets	169,338	220,712
1.02	Non-Current Assets	9,384,998	9,361,977
1.02.01	Long-Term Assets	2,344,573	2,046,977
1.02.01.01	Sundry Credits	0	0
1.02.01.02	Credits with Related Parties	0	0
1.02.01.02.01	From Direct and Indirect Associated Companies	0	0
1.02.01.02.02	From Subsidiaries	0	0
1.02.01.02.03	From Other Related Parties	0	0
1.02.01.03	Others	2,344,573	2,046,977
1.02.01.03.01	Loans and Financing	6,377	6,642
1.02.01.03.02	Deferred and Recoverable Taxes	1,400,605	1,364,474
1.02.01.03.03	Income Securities	3,604	3,510
1.02.01.03.04	Judicial Deposits	896,356	636,330
1.02.01.03.05	Inventories	0	0
1.02.01.03.06	Other Assets	37,631	36,021
1.02.02	Permanent Assets	7,040,425	7,315,000
1.02.02.01	Investments	242,786	268,875
1.02.02.01.01	Direct and Indirect Associated Companies	4	4
1.02.02.01.02	Direct and Indirect Associated Companies - Goodwill	0	0
1.02.02.01.03	Subsidiaries	0	0
1.02.02.01.04	Subsidiaries- Goodwill	178,853	205,393
1.02.02.01.05	Other Investments	63,929	63,478
1.02.02.02	Property, Plant and Equipment	5,636,363	5,859,712
1.02.02.03	Intangible Assets	1,053,786	1,073,496
1.02.02.04	Deferred Charges	107,490	112,917

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06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - 09/30/2007	4 - 06/30/2007
2	Total Liabilities	14,946,819	14,708,400
2.01	Current Liabilities	4,029,890	3,957,127
2.01.01	Loans and Financing	613,249	773,000
2.01.02	Debentures	41,195	9,622
2.01.03	Suppliers	1,353,549	1,293,284
2.01.04	Taxes, Duties and Contributions	1,084,532	973,856
2.01.04.01	Indirect Taxes	767,060	793,433
2.01.04.02	Taxes on Income	317,472	180,423
2.01.05	Dividends Payable	268,449	276,661
2.01.06	Provisions	187,225	191,629
2.01.06.01	Provisions for Contingencies	145,577	153,669
2.01.06.02	Provisions for Pension Funds	41,648	37,960
2.01.07	Debts with Related Parties	0	0
2.01.08	Others	481,691	439,075
2.01.08.01	Payroll and Social Charges	107,136	90,144
2.01.08.02	Consignment in Favor of Third Parties	105,825	108,052
2.01.08.03	Employee Profit Sharing	60,087	38,902
2.01.08.04	Authorization for Telecom Serv. Exploitation	74,927	71,873
2.01.08.05	Advances from Clients	65,830	62,526
2.01.08.06	Other Liabilities	67,886	67,578
2.02	Non-Current Liabilities	5,030,610	5,066,835
2.02.01	Long-Term Liabilities	5,030,610	5,066,835
2.02.01.01	Loans and Financing	2,274,425	2,440,344
2.02.01.02	Debentures	1,080,000	1,080,000
2.02.01.03	Provisions	1,216,528	1,136,960
2.02.01.03.01	Provisions for Contingencies	663,862	623,775
2.02.01.03.02	Provisions for Pension Funds	552,666	513,185
2.02.01.04	Debts with Related Parties	0	0
2.02.01.05	Advance for Future Capital Increase	0	0
2.02.01.06	Others	459,657	409,531
2.02.01.06.01	Suppliers	23,499	24,320
2.02.01.06.02	Indirect Taxes	63,063	30,482
2.02.01.06.03	Taxes on Income	57,919	50,984
2.02.01.06.04	Licences and Concessions to exploit services	231,141	221,661
2.02.01.06.05	Advances from Clients	63,023	65,772
2.02.01.06.06	Other Liabilities	13,038	8,338
2.02.01.06.07	Funds for Capitalization	7,974	7,974
2.02.02	Results of Future Periods	0	0
2.03	Minority Interest	9,438	11,025
2.04	Shareholders’ Equity	5,876,881	5,673,413
2.04.01	Paid Up Capital Stock	3,470,758	3,470,758

Page: 68

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS)

1 - CODE	2 - DESCRIPTION	3 -09/30/2007	4 -06/30/2007
2.04.02	Capital Reserves	1,327,927	1,327,927
2.04.02.01	Goodwill on Share Subscription	358,862	358,862
2.04.02.02	Donations and Fiscal Incentives for Investments	123,558	123,558
2.04.02.03	Interest on Works in Progress	745,756	745,756
2.04.02.04	Special Monetary Correction - Law 8200/91	31,287	31,287
2.04.02.05	Other Capital Reserves	68,464	68,464
2.04.03	Revaluation Reserves	0	0
2.04.03.01	Owned Assets	0	0
2.04.03.02	Subsidiaries/Direct and Indirect Associated Companies	0	0
2.04.04	Profit Reserves	309,291	309,291
2.04.04.01	Legal	309,291	309,291
2.04.04.02	Statutory	0	0
2.04.04.03	Contingencies	0	0
2.04.04.04	Realizable Profits Reserves	0	0
2.04.04.05	Profit Retention	0	0
2.04.04.06	Special Reserve for Undistributed Dividends	0	0
2.04.04.07	Other Profit Reserves	0	0
2.04.05	Retained Earnings/Accumulated Deficit	768,905	565,437
2.04.06	Advance for Future Capital Increase	0	0

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07.01 - CONSOLIDATED STATEMENT OF INCOME (IN THOUSANDS OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - 07.01.07 to 09/30/2007	4 - 01/01/2007 to 09/30/2007	5 - 07.01.06 to 09/30/2006	6 - 01/01/2006 to 09/30/2006
3.01	Gross Revenue from Sales and/or Services	3,997,275	11,867,220	3,835,182	11,109,371
3.02	Deductions from Gross Revenue	(1,249,004)	(3,684,749)	(1,207,192)	(3,553,752)
3.03	Net Revenue from Sales and/or Services	2,748,271	8,182,471	2,627,990	7,555,619
3.04	Cost of Goods and/or Services Sold	(1,542,321)	(4,756,384)	(1,606,090)	(4,737,481)
3.05	Gross Profit	1,205,950	3,426,087	1,021,900	2,818,138
3.06	Operating Expenses/Revenues	(898,910)	(2,868,253)	(916,076)	(2,842,212)
3.06.01	Selling Expenses	(342,720)	(1,098,022)	(349,701)	(1,089,599)
3.06.02	General and Administrative Expenses	(328,687)	(977,003)	(322,185)	(976,711)
3.06.03	Financial	(61,209)	(468,000)	(136,323)	(574,286)
3.06.03.01	Financial Income	100,455	303,148	108,480	334,688
3.06.03.02	Financial Expenses	(161,664)	(771,148)	(244,803)	(908,974)
3.06.04	Other Operating Income	78,654	321,824	80,816	367,036
3.06.05	Other Operating Expenses	(244,948)	(647,052)	(188,683)	(568,652)
3.06.06	Equity Income	0	0	0	0
3.07	Operating Income	307,040	557,834	105,824	(24,074)
3.08	Non-Operating Income	3,567	9,177	(6,570)	(23,695)
3.08.01	Revenues	14,668	56,037	12,091	35,877
3.08.02	Expenses	(11,101)	(46,860)	(18,661)	(59,572)
3.09	Income Before Tax and Minority Interest	310,607	567,011	99,254	(47,769)
3.10	Provision for Income and Social Contribution	(143,423)	(309,760)	(81,634)	(110,518)
3.11	Deferred Income Tax	27,476	82,314	35,235	89,518
3.12	Statutory Interests/Contributions	0	0	0	0
3.12.01	Interests	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interests on Shareholders’ Equity	0	245,000	0	245,000
3.14	Minority Interest	1,083	1,290	1,858	1,577
3.15	Income (Loss) for the Period	195,743	585,855	54,713	177,808

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07.01 - CONSOLIDATED INCOME STATEMENT (R$ 1,000)

1 - CODE	2 - DESCRIPTION	3 - 01.07.07 to 09/30/2007	4 - 01/01/2007 to 09/30/2007	5 - 01.07.06 to 09/30/2006	6 - 01/01/2006 to 09/30/2006
	NUMBER OF OUTSTANDING SHARES, EX-TREASURY (Units)	547,272,189	547,272,189	547,272,190,399	547,272,190,399
	EARNINGS PER SHARE (Reais)	0.35767	1.07050	0.00010	0.00032
	LOSS PER SHARE (Reais)

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PERFORMANCE REPORT - 3rd QUARTER 2007

The performance report provides consolidated figures for Brasil Telecom S.A. and itssubsidiariess, mentioned in the explanation note No. 1 of these Quarterly Information.

OPERATING PERFORMANCE (not reviewed by the independent auditors)

Fixed Telephony

Plant

Operational Data		3T07	2T07	3Q07/2Q07

				(%)

Installed Lines (1,000)		10,368	10,375	-0.1
Additional Installed Lines (1,000)		(7)	(13)	-46.9

Lines in Service - LES (1,000)		8,064	8,129	-0.8
-	Home	5,444	5,470	-0.5
-	No-Home	1,224	1,239	-1.1
-	Public Telephones - TUP	282	276	2.1
-	Hybrid Terminals	466	508	-8.3
-	Others (includes PABX)	648	637	1.8
Added Lines in Service (1,000)		(65)	(149)	-56.1

Active Lines - LES (-) Blocked Lines		7,862	7,902	-0.5

Blocked Lines		202	228	-11.3

Medium Lines in Service - LMES (1,000)		8,097	8,204	-1.3

LES/100 inhabitants		18.3	18.4	-0.8
TUP/1.000 inhabitants		6.4	6.3	2.1
TUP/100 Installed Lines		2.7	2.7	2.2

Utilization Rate		77.8%	78.4%	-0.6 p.p.

Brasil Telecom launched new plans and promotions, which resulted in a loyalty increase of fixed telephony clients in this quarter. Brasil Telecom developed as new positioning for fixed telephony, aiming at valuing it, which has been converted to “family telephone” in the communication campaigns. In addition, it promoted improvements in its client retention programs, by creating the new “Brasil Total” and “Brasil Total Negócios” offerings, with packages including local fixed telephony, DDD, intelligent services, mobile telephony and broadband.

In 3Q07, Brasil Telecom had 3.5 million lines in alternative local fixed telephony plans, which means an increase of 26.6% when compared to 3Q06, as a result from the strategy of approaching the market in a more segmented way, by encouraging the adoption of alternative plans. As determined by Anatel, Brasil Telecom finished successfully the conversion from pulses to minutes on July 31, 2007, with no negative impacts on the local fixed telephony income, due to the optimal adhesion of the clients to alternative plans, with billing mode in minutes, equivalent to the previous model in pulses.

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Among the alternative plans offered, we highlight the "Conta Completa" plan, which leveraged the sales of alternative plans with a share of more than 60% of the sales mix in 3Q07. This plan enables the clientss to select free minutes franchise according to their utilization profile, for each call type: local for fixed telephone, mobile and long distance.

The commercial area focused on advanced fixed telephony, including products such as Virtual PABX and Net Virtual PABX, which do not require investment from clients and offer the functions of traditional PABX, such as monthly services, and evidence the strategy success of Brasil Telecom in offering high-value services. This strategy has been strengthened with the launching of VIP Report CNG (Non-Geographical Codes), which offers to the client advanced reports to manage products such as DDG 0800, favoring even more the client loyalty to Brasil Telecom solutions.

Brasil Telecom also offers alternative long distance plans, and had 747,9 clients at end of 3Q07, which means an increase of 53.2% when compared to 3Q06.

At the end of 3Q07, Brasil Telecom plant were comprised by 10.4 million lines installed, 8.1 million of them in service, representing utilization rate of 77.8% . At end of 3Q07, Brasil Telecom had 7,862.1 lines active and 202.1 lines blocked.

Traffic

Operational Data	3Q07	2Q07	3Q07/2Q07
			(%)

Exceeding Pulses (million)	378	1,217	-69.0

Exceeding Minutes (million)	2,107	500	321.6

VC-1 (million minutes)	673	698	-3.5

Minutes Long Distance (million)	1,366	1,382	-1.1

Long Distance	1,070	1,061	0,8

VC-2	172	175	-1.5

VC-3	124	146	-14.7

Local Pulses and Exceeding Minutes

The conversion from pulse to minutes billing changed significantly the traffic profile from this quarter. For comparison purposes and using the utilization profile at Brasil Telecom, the conversion factor of the basic home plan was on average 1.7 minutes, non-home was 1.5 minutes and alternative was 4.0 minutes.

It is important emphasizing that the ongoing increase in adhesion to alternative plans leads to the reduction of the exceeding traffic over the free minutes franchise, because the clients are prone to adopt plans according their use profile.

VC-1

VC-1 traffic totaled 673.4 million minutes in 3Q07, 6.7% lower than 3Q06, in function of the fixed-mobile replacement.

Long Distance Traffic

There was a reduction of 3.1% in long distance traffic in 3Q07, when compared to 3Q06. However, this drop is partially compensated in the revenues by the increase of the number of clients that entered in long distance alternative plans, and also by the increase of VC-2 and VC-3 traffic, due to strategic partnerships. These adhesions to alternative domestic long distance plans (LDN) were especially supported on the "14 Simples" plan. "14 Simples" plan offers a 30-min package for the client in order to make LDN calls from fixed telephone to fixed telephone, at anytime of the day and to any place in Brazil, by a very affordable value. CSP 14 repositioning, highlighting the importance of voice in the transmission of feelings and approach among people, has also contributed to motivate the adhesion to alternative plans.

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LD Market Share

In 3Q07, Brasil Telecom held its leadership position and achieved an average market share of 85.5% in intra-regional segment. In the intra-sectorial segment, Brasil Telecom achieved 90.2% of market share. Brasil Telecom maintained in 3Q07 the 63.7% of market share in inter-regional segment and increased in 3Q07, 1.4 p.p. in the international segment, reaching 37.4% of market share.

Mobile Telephony

Operational Data	3Q07	2Q07	3Q07/2Q07 (%)

Clients (1,000)	4,024	3,769	6.8
Post-paid	857	890	-3.8
Prepaid	3,167	2,879	10.0
Net Additions (1,000)	255	131	95.7
Post-paid	(33)	(77)	-56.5
Prepaid	289	208	39.3
Gross Additions (1,000)	643	624	3.1
Post-paid	83	99	-15.8
Prepaid	560	525	6.6
Cancellations (1,000)	387	493	-21.0
Post-paid	116	175	-33.6
Prepaid	271	318	-14.7
Annual Churn	39.8%	53.3%	-13.5 p.p.
Post-paid	53.3%	75.5%	-22.2 p.p.
Prepaid	35.9%	45.8%	-9.9 p.p.
Client Acquisition Cost (SAC - R$)	85.1	89.7	-5.1
Assisted Locations	841	830	1.3
% of Population Coverage	87%	87%	0.0 p.p.
Radio Base Stations (ERBs)	2,515	2,434	3.3
Commutation and Control Centers (CCCs)	11	10	10.0
Employees	605	610	-0.8

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Mobile Accesses

Mobile telephony reached 4,023.8 mobile accesses in service, which represented net addition of 255.3 accesses in 3Q07. At end of 3Q07, the client portfolio of BrT Móvel was 31.9% greater than that in 3Q06, versus an increase of 17.6% of the Brazilian market in the same period.

At end of September 2007, the mobile plant was comprised by 856.8 post-paid subscribers (21.3% of BrT Móvel client base) and 3,167.0 prepaid clients.

Gross additions in 3Q07 were 642.7 accesses, 45.1% over 3Q06. The number of gross additions of 3Q07 also exceeded the previous quarter, which is traditionally the top second of the year in function of the Mother’s Day. This result reflects the success of the plans and promotions offered by BrT Móvel and the capillarity increase of the points of sale.

Promotions have been created, aiming at encouraging on-net traffic or call reception, in order to generate interconnection revenues, such as "Fale de Graça com Outras Operadoras". Among the promotions for the Father’s Day, we have "Fale de Graça à Noite" and "Fale de Graça do Orelhão". And, in the post-paid segment, the promotion: "Fale de Graça aos Domingos" was launched.

Coverage Area

At the end of 3Q07, BrT Móvel covered 841 locations, servicing 87% of the population in Region II.

BrT Móvel has maintained the strategy of growing with profitability, by reducing costs and following the market at subsidies level. The client acquisition cost (SAC) of BrT Móvel was R$85.1, 42.6% lower when compared to the figures in 3Q06, confirming the strategy of focusing growth of the base without impairing its profitability. In this quarter, BrT Móvel was pioneer in launching the "ultra low cost" handset, sold by R$49. to encourage prepaid sales.

DATA

Broadband

Operational Data	3Q07	2Q07	3Q07/2Q07
			(%)

ADSL Accesses (1,000)	1,523	1,454	4,8
Net Additions (1,000)	70	70	0,0
ADSL Penetration (%)	18.9%	17.9%	1.0 p.p.

Throughout 3Q07, Brasil Telecom added 69.8 ADSL accesses to its plant, totaling 1,523.2 accesses in service at the end of September 2007, with an increase of 21.6% when compared to 3Q06. The ongoing growth of ADSL services was maintained throughout 3Q07, supported by the expansion of the standard portfolio of turbo services, by launching three new speeds - 2Mega, 4Mega and 8Mega - using ADSL 2+ tehcnology, and due to the partenrship with Sky. The new speeds have the purpose of supporting the demand for higher speed in function of the development of new Web 2.0 tools at disposal of the users. ADSL (ADSL/LES) penetration in 3Q07 reached 18.9%, against 14.5% in 3Q06.

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Brasil Telecom has been investing significantly, in the last years, in the cappilarization and introduction of new promising technologies in this segment, which has resulted in an ADSL coverage for 1,488 cities.

For Brasil Telecom, Broadband networks are the major ways to offering new services to its users, among them: Multimedia Conference, VoIP, Data VPN, etc.

Today, Brasil Telecom offers broadband service over metallic pair with the technology ADSL 2+, which enables accesses up to 24Mbps, and is introducing VDSL2 in its network, which enables speeds up to 100Mbps. By their turn, optical networks that enable offering typical speeds ranging from 10Mbps to 1Gbps - to this date offered by Brasil Telecom only for the corporate segment (via Metro Ethernet), will be offered to home users and PME (small- and medium-size companies) segment.

To reflect this strategy in the communication with its clients, Brasil Telecom adopted a new positioning for Turbo, which is now presented as “Turbo: a Internet de quem quer tudo.”

In addition to ADSL accesses, Brasil Telecom registered in 3Q07, the continuity in the growth of other products in the data communication segment aimed at companies, with special emphasis to those using IP as technological base (Vetor - VPN IP MPLS and Corporate IP -accesso dedicated to Internet).

New IP-based data communication products were launched to support the demand from small- and medium-size companies. The IP Professional product was launched to meet the need for Internet access, by offering exclusive differentials to make business via Internet. With VPN Empresas, small- and medium-size companies are able to interconnect their business units in a simple and safe way, with a single service provider, Brasil Telecom.

Products with high value added also present significant growth, such as managed location services and equipment supervision. Video, audio and web conference services are also offered as an integral part of the advanced service portfolio in a single solution (MultiConferências). This trend confirms the strategy implementation success of Brasil Telecom by focusing on IP services and providing complete and convergent solutions to its clients.

Brasil Telecom was the first telephone company in Brazil to offer the IPTV service. Launched at end of September 2007, the product was named Videon, which enables the user, among other benefits, to watch any audiovisual content, access web contents, play on-line games, and in a short period, chat or forward instant messages to mobile handsets (SMS). Initially, Videon will be offered in Brasília, by a call center of the operator, and soon it will be available at the major capitals and cities of the Brasil Telecom operation region.

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Internet Providers

The Internet Group, Internet unit at Brasil Telecom that comprises the activities of iG, iBest and BrTurbo providers, is the 2nd top broadband provider in the Brazilian market, with 1.3 million clients, representing na increase of 34.4% when compared to the same period in the previous year. Considering the iG and BrTurbo subscribers, the group maintains the market leadership in Region II.

At the end of 3Q07, the total number of pagantes clients of Internet Group was 2.0 million. In addition to broadband access clients, Internet Group presented a growth of 166.6% in the number of charged clients for Value-Added Services, when compared to the same period last year, reaching 700,000 clients. In this quarter, the product highlights were: (i) Educa, content product aimed at family education, with college entrance exam tips and professor web, with 21.5% growth; (ii) Aditivado, dial access product that enables increasing the navigation speed, with 20.2% growth; and (iii) Protege, on-line antivirus product for PC, with 19.4% growth.

Internet Group also has 3.6 million clients in dial-up access, in addition to be the 3rd top Brazilian portal in audience, with more than 10.6 million home Unique Visitors per month. The traffic generated in minutes was 10.6 billion in 3Q07. iBest and iG share in the minutes market in Region II was 64.9% at end of 3Q07, placing the Internet Group as the market leader in this region.

ECONOMICAL-FINANCIAL PERFORMANCE

Income

Total gross income of Brasil Telecom reached R$3,997.3 million in 3Q07, 4.2% over 3Q06. The increase in the data communication and mobile telephony service market share evidences the successful income diversification strategy implemented by Brasil Telecom.

Local Service

Gross income in local service reached R$1,624.5 million in 3Q07, 6.4% less than that registered in 3Q06. The quarter highlights were: increase of 2.7% in the subscription gross income due to client migrations to alternative plans and rate readjustments of 2.14% in local service basket and 3.29% in VCs. In function of the transparency in the pulse-to-minute conversion process, the previous rates practiced for pulses and fixed-fixed local minutes were maintained until September 30, 2007. The increase was offset by the 24.9% reduction in gross income with local traffic, and 7.4% with VC-1 calls.

Public Telephony

Gross income from public telephony reached R$138.8 million in 3Q07, 2.4% over the one achieved in 3Q06, due to fees restatement of 2.14% .

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Long Distance

Gross income with long distance service reached R$720.0 million in 3Q07, representing an increase of 8.1% when compared to 3Q06, especially reflecting the increase in VC-2 and VC-3 traffics and fees restatement of 2.14% in the long distance service basket, and 3.29% in VCs.

Interconnection

Income from interconnection in 3Q07 was R$82.5 million, 31.2% less than the R$ 120.0 million registered in 3Q06 due especially to traffic reduction and the decrease of 20% of the TU-RL from January 1, 2007.

Data Communication

In 3Q07, the gross income in data communication and other services in te major activity reached R$704.9 million, with an increase of 20.3% when compared to 3Q06, due primarily to an increment of 21.6% in the ADSL client base.

Mobile Telephony

Consolidated gross income from mobile telephony services in 3Q07 exceeded in 40.8% that registered in 3Q06. Such increase is due to the increase in the client base and the launch of new service plans.

In 3Q07, total consolidated gross income in mobile telephony totaled R$539.6 million, from which R$478.8 million were related to services, and R$60.8 million to the sale of handsets and accessories.

ARPU

Fixed telephony ARPU (excluding data communication) maintained the R$77.9 in 3Q07, 9.1% over the figures registered in 3Q06, reflecting the company strategy in containing the erosion of fixed telephony income. Including data communication, the ARPU registered in 3Q07 was R$97.9, 12.7% over the figures registered in 3Q06, reflecting the increasing penetration of ADSL accesses.

Total ARPU of mobile telephony registered in 3Q07 was R$34.9. ARPU related to post-paid users was R$57.7 and prepaid ARPU was kept in R$28.3.

ADSL ARPU registered in 3Q07 was R$71.2, with increase of 1.4% over 3Q06, due to the strategy of prioritizing the sale of more profitable products with higher access speeds.

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Consolidated Net Income

The consolidated net income of Brasil Telecom reached R$2,748.3 million in 3Q07, stable when compared to R$2,743.3 million in 2Q07 and 4.6% over the R$2,628.0 million registered in 3Q06.

Costs and Expenses

Operating Costs and Expenses

In 3Q07, operating costs and expenses totaled R$2,380.0 million, stable when compared to R$2,385.8 million registered in 3Q06.

Personnel

In 3Q07, personnel costs and expenses reached R$158.1 million, an increase of 0.8% when compared to 3Q06. At the end of 3Q07, BrT group employed 5,885 collaborators, an increase of 2.1% when compared to September 2006, with 5,280 collaborators in the fixed telephony, data and Internet providers, and 605 at BrT Móvel.

Outsourced Services

Costs and expenses with outsourced services, excluding interconnection, advertising and marketing, totaled R$ 556.5 million in 3Q07, 5.2% over the figures registered in 3Q06.

PCCR/ROB

Accounts Receivable Losses (PCCR) vs. gross income ratio in 3Q07 was 1.4% and totaled R$56.0 million, 1.0 p.p. below 2.4% in 3Q06. The reduction in losses in 3Q07 occurred in function of the tele-collection performance improvement.

Provisions for Contingencies

In 3Q07, provisions for contingencies totaled R$154.8 million, with an increase of R$35.6 million when compared to 3Q06, primarily due to monetary restatement and the increase of loss risk in labor claims, civil and tax suits.

Materials

Costs and expenses with materials totaled R$92.9 million in 3Q07, with a reduction of 7.2% when compared to 3Q06. Costs and expenses with materials at BrT Móvel totaled R$69.8 million, representing 75.1% of total costs and expenses wit materials registered in the Group, due to the cost of goods sold and posted under this caption.

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Depreciation and Amortization

Depreciation nad amortization costs totaled R$606.4 million in 3Q07, 8.9% less than 3Q06, due to the increase of goods totally depreciated.

Other Costs and Expenses/Operating Income

Other operating costs and expenses were R$158.0 million in 3Q07, 29.2% over 3Q06. Contributed for this increase, the posting in 3Q07 of the actuarial liabilities of the company near R$ 27 million, and approximately R$ 2.9 million of negative restatement at market value of the mobile handsets stocked in the company.

Financial Result

In 3Q07, Brasil Telecom registered negative financial result of R$61.2 million, versus R$ 136.3 million negative in the previous year. Major variations were: (i) negative dollar exchange variation of 15.4% and 13.0% for yen in 3Q07 when compared to 3Q06; (ii) reduction of the financial income caused by the reduction in interest rates; and (iii) reduction of financial expenses due to amortization of debentures in R$500 million.

Net Profit

Brasil Telecom registered net profit of R$ 195.7 million in 3Q07, equivalent to R$0.3577 per share. Net profit by ADR in period was US$0.5835. In 3Q06, the Company registered profit of R$54.7 million, equivalent to R$0.1000 per 1,000 shares, while profit by ADR in period was US$0.1379.

Indebtdeness

Total Debt

At the end of September 2007, the consolidated gross debt of Brasil Telecom totaled R$4,008.8 million, 17.2% less than that registered at the end of September 2006, especially due to the amortization of debentures, amounting to R$500 million in April 2007 and the Real valorization, which reduced the debt in foreign currency. In September, 83.7% of total debt were allocated in long term.

Net Debt

Consolidated net debt reached R$2,199.5 million, 25.8% less than that registered in September 2006.

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Investments

			R$ Million

Permanent Assets Investments	3Q07	2Q07	3Q07/2Q07
			(%)

Network Expansion	82.2	84.3	-2.5
- Transmission Backbone	12.2	21.1	-42.4
- Data Network	59.0	57.1	3.3
- Intelligent Network	7.7	2.2	250.5
- Network Management Systems	2.8	4.0	-29.4
- Other Investments in Network Expansion	0.5	(0.1)	N.A.
Network Operation	55.1	54.0	2.2
Public Telephony	1.4	0.6	140.2
Information Technology	13.7	30.2	-54.7
Personnel Expansion	20.1	19.9	1.0
Others	70.1	63.2	10.8
Financial expenses for Expansion	9.1	5.2	76.8
Total Fixed Telephony	251.7	257.4	-2.2

BrT Celular	82.9	45.2	83.2

Total Mobile Telephony	82.9	45.2	83.2

Total Investment	334.6	302.6	10.6

Reconciliation with Cash Flow:
Variation between Economical and Financial Investments	(87.0)	24.8	N.A.

Investment Cash Flow applied to Permanent Assets	247.6	327.4	-24.4

In 3Q07, permanent assets investments at Brasil Telecom totaled R$334.6 million, from which R$251.7 million were invested in fixed telephony, including voice, data, information technology and regulatory, and R$82.9 million in mobile telephony. Compared to 3Q06, the investments presented a reduction of 21.2%, primarily in function of the investment optimization and the exchange rate drop.

-.-.-.-.-.-.-.-.-.-.-.-

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09.01 - EQUITIES IN CONTROLLED AND/OR AFFILIATED COMPANIES

1- ITEM	2 - CONTROLLED/AFFILIATED COMPANY NAME	3 - CORPORATE TAXPAYER ID (CNPJ)	4 - CLASSIFICATION	5-%EQUITY IN CAPITAL OF INVESTED	6 - % NET EQUITY OF INVESTOR
7 - COMPANY TYPE		8 - NUMBER OF SHARES HOLD IN CURRENT QUARTER (Units)		9 - NUMBER OF SHARES HOLD IN PREVIOUS QUARTER (Units)
01	14 BRASIL TELECOM CELULAR S.A.	05.423.963/0001-11	LIMITED LIABILITY COMPANY CONTROLLED	100.00	46.53
TRADE, INDUSTRIAL AND OTHER COMPANIES		3,909,738		3.909.738
02	BRT SERVIÇOS DE INTERNET S.A.	04.714.634/0001-67	LIMITED LIABILITY COMPANY CONTROLLED	100.00	7.31
TRADE, INDUSTRIAL AND OTHER COMPANIES		675,703		675,703
03	BRASIL TELECOM CABOS SUBMARINOS LTDA.	02.934.071/0001-97	LIMITED LIABILITY COMPANY CONTROLLED	99.99	2.54
TRADE, INDUSTRIAL AND OTHER COMPANIES		272,443,966		272,443,966
04	VANT TELECOMUNICAÇÕES S.A.	01.859.295/0001-19	LIMITED LIABILITY COMPANY CONTROLLED	99.99	-0.17
TRADE, INDUSTRIAL AND OTHER COMPANIES		123,299,999		123.299.999
05	BRASIL TELECOM COMUNICAÇÃO MULTIM¥DIA LT	02.041.460/0001-93	LIMITED LIABILITY COMPANY CONTROLLED	89.83	3.13
TRADE, INDUSTRIAL AND OTHER COMPANIES		372,123,000		372.123.000
06	BRASIL TELECOM CALL CENTER S.A.	04.014.081/0001-30	LIMITED LIABILITY COMPANY CONTROLLED	100.00	0.01
TRADE, INDUSTRIAL AND OTHER COMPANIES		400		4,000

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16.01 - REPORT ON SPECIAL REVIEW - NO EXCEPTIONS

By fulfilling the Regulation for Differentiated Practices of Corporate Governance, the Company discloses the additional information below, related to the shareholding composition and control:

1. OUTSTANDING SHARES

Position:09/30/2007	In share units
Shareholder	Common Shares	%	Preferred Shares	%	Total	%
Direct and Indirect Controlling	247,322,722	99.09	126,495,452	40.63	373,818,174	66.64
Shareholder
Managers
Board of Executive Officers	2	0.00	79,346	0.03	79,348	0.01
Board of Directors	-	0.00	-	0.00	-	0.00
Finace Committee	-	0.00	-	0.00	-	0.00
Shares in Treasury	-	-	13,678,100	4.39	13,678,100	2.44
Other Shareholders	2,274,325	0.91	171,100,342	54.95	173,374,667	30.91
Total	249,597,049	100.00	311,353,240	100.00	560,950,289	100.00
Outstanding Shares in Market	2,274,325	0.91	171,100,342	54.95	173,374,667	30.91
Note: On 04/10/2007, was approved in AGE, the share grouping in a proportion of 1,000 exsiting shares to 1 share of the respective type.

Position: 09/30/2006	In share units
Shareholder	Common Shares	%	Preferred Shares	%	Total	%
Direct and Indirect Controlling Shareholder	247,281,925,715	99.07	133,018,242,117	42.72	380,300,167,832	67.80
Managers
Board of Executive Officers	13	0.00	81,340,669	0.03	81,340,682	0.01
Board of Directors	1	0.00	-	0.00	1	0.00
Finance Committee	2	0.00	7,382	0.00	7,384	0.00
Shares in Treasury	-	-	13,678,100,000	4.39	13,678,100,000	2.44
Other Shareholders	2,315,123,811	0.93	164,575,550,689	52.86	166,890,674,500	29.75
Total	249,597,049,542	100.00	311,353,240,857	100.00	560,950,290,399	100.00
Outstanding Shares in Market	2,315,123,813	0.93	164,575,558,071	52.86	166,890,681,884	29.75

2. SHAREHOLDERS WITH MORE THAN 5% OF VOTING CAPITAL (Position on 09/30/2007)

The shareholders who, directly or indirectly, hold more then 5% of common and preferred shares of the Company are: In share units

Brasil Telecom S.A.
Company Name	CPF/CNPJ	Nationality	Common Shares	%	Preferred Shares	%	Total Shares	%
Brasil Telecom Participações	02.570.688-0001/7	Brazilian	247,317,18	99.09	120,911,021	38.83	368,228,201	65.64
Shares in Treasury	-	-	-	-	13,678,100	4.39	13,678,100	2.44
Others			2,279,869	0.91	176,764,119	56.78	179,043,98	31.92
Total	-	-	249,597,04	100.00	311,353,240	100.00	560,950,28	100.00

Page: 83

Distribution of Capital Stock of the Controlling Shareholders to Individual Level

Brasil Telecom Participações S.A.	In share units
Company Name	CPF/CNPJ	Nationality	Common Shares	%	Preferred Shares	%	Total Shares	%
Solpart Participações S.A.	02.607.736-0001/5	Brazilian	68,356,15	51.00	0	0.00	68,356,154	18.78
Previ	33.754.482-0001/2	Brazilian	6,895,67	5.14	7,840,962	3.41	14,736,640	4.05
BNDES Participações S.A.	00.383.281/0001-0	Brazilian	1,271,49	0.95	11,498,991	5.00	12,770,481	3.51
Shares in Treasury	-	-	1,480,80	1.10	-	-	1,480,800	0.41
Others			56,027,56	41.81	210,597,572	91.59	266,625,13	73.25
Total	-	-	134,031,68	100.00	229,937,525	100.00	363,969,21	100.00
Note: On 27.04.07, was approved in AGE, the share grouping in a proportion of 1,000 exsiting shares to 1 share of the respective type.

Solpart Participações S.A.	In share units
Company Name	CPF/CNPJ	Nationality	Common Shares	%	Preferred Shares	%	Total Shares	%
Timepart Participações Ltda.	02.338.536-0001/4	Brazilian	509,991	0.02	-	-	- 509,991	0.02
Techold Participações S.A.	02.605.028-0001/8	Brazilian	1,318,229,97	61.98	-	-	- 1,318,229,97	61.98
Brasilco S.r.l		Italian	808,259,99	38.00			808,259,99	38.00
Others	-	-	34	0.00	-	-	- 34	0.00
Total			2,127,000,00	100.00			2,127,000,00	100.00

Timepart Participações Ltda.[1]	In share units
Company Name	CPF/CNPJ	Nationality	Quotas	%
Privtel Investimentos S.A.	02.620.949-0001/1	Brazilian	208,8	33.10
Teleunion S.A.	02.605.026-0001/9	Brazilian	213,3	33.80
Telecom Holding S.A.	02.621.133-0001/0	Brazilian	208,8	33.10
Total			631,0	100.00
1 Shareholding position based on the second half 2005.

Privtel Investimentos S.A1	In share units
Company Name	CPF/CNPJ	Nationality	Common Shares	%	Preferred Shares	%	Total Shares	%
Eduardo Cintra Santos	064.858.395-34	Brazilian	19,998	99.99			19.998	99,99
Others	-	-	2	0.01	-	-	2	0,01
Total	-	-	20,000	100.00	-	-	20.000	100,00
1 Shareholding position based on the second half 2005.

Teleunion S.A.[1]	In share units

Company Name	CPF/CNPJ	Nationality	Common Shares	%	Preferred Shares	%	Total Shares	%
Luiz Raymundo Tourinho	000.479.025-15	Brazilian	19,998	99.99	-	-	19,99	99.99
Others	-	-	2	0.01	-	-	2	0.01
Total	-	-	20,000	100.00	-	-	20,000	100,00
1 Shareholding position based on the second half 2005.

Page: 84

Telecom Holding S.A.[1]	In share units
Company Name	CPF/CNPJ	Nationality	Common Shares	%	Preferred Shares	%	Total Shares	%
Woog Family Limited		American	19,997	99.98			19,99	99.98
Others			3	0.02			3	0.02
Total			20,000	100.0			20,00	100.00
1 Shareholding position based on the second half 2005.

Techold Participações S.A.	In share units
Company Name	CPF/CNPJ	Nationality	Common Shares	%	Preferred Shares	%	Total Shares	%
Invitel S.A.	02.465.782-0001/60	Brazilian	1,157,01	100,0	341,898,149	100,0	1,498,911,3	100.00
Others	-	Brazilian		1 0,00	-	-	10	0.00
Total			1,157,01	100,0	341,898,149	100,0	1,498,911,3	100.00

Invitel S.A.	In share units
Company Name	CPF/CNPJ	Nationality	Common Shares	%	Preferred Shares	%	Total Shares	%
Fundação 14 de Previdência	00.493.916-0001	Brazilian	92,713,711	6.27	13,400,644	6.27	106,114,355	6.27
Telos - Fund. Embratel de	42.465.310-0001	Brazilian	33,106,348	2.24	-	-	33,106,348	1.96
Funcef - Fund. dos	00.436.923-000	Brazilian	571,411	0.04	-	-	571,411	0.03
Petros - Fund. Petrobrás	34.053.942-000	Brazilian	55,903,360	3.78	8,080,153	3.78	63,983,513	3.78
Previ - Caixa Prev. Func.	33.754.482-000	Brazilian	285,901,44	19.33	41,323,590	19.33	327,225,032	19.33
Zain Participações S.A.	02.363.918-000	Brazilian	1,009,796,2	68.28	150,829,870	70.56	1,160,626,1	68.57
Citigroup Venture Capital Internationa Brazil LP		Cayman ISlands	302,945	0.03	45,166	0.03	348,111	0.03
Investidores Institucionais	01.909.558-000	Brazilian	419,920	0.03	60,694	0.03	480,614	0.03
Opportunity Fund		Virgin	69,587	0.00	-	-	69,587	0.00
CVC Opportunity Invest.	03.605.085-0001	Brazilian	14	0.00	-	-	14	0.00
Priv FIA	02.559.662-0001	Brazilian	37,778	0.00	5,642	0.00	43,420	0.00
Tele FIA	02.597.072-000	Brazilian	35,417	0.00	5,290	0.00	40,707	0.00
Others	-	-	6	0.00	-	-	6	0.00
Total	-	-	1,478,858,2	100.00	213,751,049	100.00	1,692,609,2	100.00

Zain Participações	In share units
Company Name	CPF/CNPJ	Nationality	Common Shares	%	Preferred Shares	%	Total Shares	%
Investidores Institucionais	01.909.558-0001	Brazilian	552,668,01	45.85	-	-	552,668,015	45.85
Citigroup Venture Capital Internationa Brazil LP	-	Cayman ISlands	511,953,674	42.47	-	-	511,953,674	42.47
Opportunity Fund		Virgin	108,497,50	9.00	-	-	108,497,504	9.00
Priv FIA	02.559.662-0001	Brazilian	28,765,247	2.39	-	-	28,765,247	2.39
Opportunity Lógica Rio Consultoria e Participações	01.909.405-0001/00	Brazilian	3,475,631	0.29	-	-	3,475,631	0.29
Tele FIA	02.597.072-000	Brazilian	9,065	0.00	-	-	9,065	0.00
Opportunity Equity Partners Administradora de	01.909.405-000 /00	Brazilian	2	0.00	-	-	2	0.00
Opportunity Investimentos	03.605.085-0001	Brazilian	15	0.00	-	-	15	0.00
Others			1,144	0.00	-		- 1,144	0.00
Total	-	-	1,205,370,2	100.00	-	-	1,205,370,2	100.00

Page: 85

01131-2 BRASIL TELECOM S.A.	76.535.764/0001-43

16.01 - REPORT ON SPECIAL REVIEW - NO EXCEPTIONS

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

To the Managers and Shareholders of
Brasil Telecom S.A.
Brasília - DF

1.
We have performed a special review of the accompanying interim financial statements of Brasil Telecom S.A. (the “Company”) and subsidiaries, consisting of the individual (Company) and consolidated balance sheets as of September 30, 2007 the related statements of income for the quarter and nine-month period then ended and the performance report, all expressed in Brazilian reais and prepared in accordance with Brazilian accounting practices under the responsibility of the Company’s management.

2.
Our review was conducted in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, and consisted principally of: (a) inquiries of and discussions with certain officials of the Company and subsidiaries who have responsibility for accounting, financial and operating matters about the criteria adopted in the preparation of the interim financial statements, and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company and its subsidiaries.

3.
Based on our special review, we are not aware of any material modifications that should be made to the interim financial statements referred to in paragraph 1 for them to be in conformity with Brazilian accounting practices and standards established by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of mandatory interim financial statements.

4.
Our special review was conducted for the purpose of issuing report on the special review of the Quarterly Information referred in paragraph 1, as a whole. The cash flow statements related to the 9-month periods ended on September 30, 2007 and 2006, which are presented to provide supplementary information on the Company and its controlled companies, are not required as a integral part of the Quarterly Information. These statements were submitted to the review procedures described in paragraph 2, and based on our review, we do not know any relevant modification to be made on these supplementary statements in order to make them adequate to presentation, in all of their relevant aspects, in relation of the Quarterly Information related to the 9-month periods ended on September 30, 2007 and 2006, as a whole.

5.
We previously review the balance sheets (individual and consolidated) prepared on June 30, 2007 and the income statements related to the quarter and 9-month period ended on September 30, 2006, presented for comparison purposes, on which we issued special review, without exceptions, dated on July 24, 2007 and October 31, 2006, respectively.

6.	The accompanying interim financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, October 18, 2007

DELOITTE TOUCHE TOHMATSU	Marco Antonio Brandão Simurro
Independent Auditors	Accountant
CRCn°2SP011609/O-8	CRC No. 1 RJ 052000/O-0 "S" DF

Page: 86

CONTENTS

GROUP	CHART	DESCRIPTION	PAGE
01	01	IDENTIFICATION	1
01	02	HEADQUARTERS	1
01	03	DIRECTOR FOR INVESTORS RELATIONS (Mail address at the Company address)	1
01	04	ITR REFERENCE	1
01	05	CAPITAL STOCK COMPOSITION	2
01	06	COMPANY CHARACTERISTICS	2
01	07	COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS	2
01	08	CASH INCOME	2
01	09	ISSUED CAPITAL STOCK AND CHANGES IN THE ACCOUNTING PERIOD IN PROGRESS	3
01	10	DIRECTOR FOR INVESTORS RELATIONS	3
02	01	BALANCE SHEET ASSETS	4
02	02	BALANCE SHEET LIABILITIES	5
03	01	INCOME STATEMENT	7
04	01	EXPLANATION NOTES	9
05	01	COMMENTS ON THE COMPANY PERFORMANCE IN THE QUARTER	66
06	01	CONSOLIDATED BALANCE SHEET ASSETS	67
06	02	CONSOLIDATED BALANCE SHEET LIABILITIES	68
07	01	CONSOLIDATED INCOME STATEMENT	70
08	01	COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER	72
09	01	EQUITIES IN SUBSIDIARIES AND/OR AFFILIATED COMPANIES	82
16	01	OTHER INFORMATION CONSIDERED AS RELEVANT BY THE COMPANY	83
17	01	REPORT ON SPECIAL REVIEW	86
		14 BRASIL TELECOM CELULAR S.A.
		BRT SERVIÇOS DE INTERNET S.A.
		BRASIL TELECOM CABOS SUBMARINOS LTDA.
		VANT TELECOMUNICAÇÕES S.A.
		BRASIL TELECOM COMUNICAÇÃO MULTIM¥DIA LT
		BRASIL TELECOM CALL CENTER S.A.	/86

Page: 87

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 14, 2008

BRASIL TELECOM S.A.

By:	/S/ Paulo Narcélio Simões Amaral
Name: Paulo Narcélio Simões Amaral Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.